UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2015

SECURITIES REGISTERED *

(As of close of fiscal year)

Title of Issue N/A	Amounts as to which registration is effective N/A	Names of exchanges on which registered N/A
Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
JOHN F. PRATO Canadian Consulate General 1251 Avenue of the Americas New York, NY 10020
Copies to:
JASON LEHNER Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, ON Canada M5L 1E8	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B 5H1

*The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 31 of Exhibit 99.1 hereto.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 32 of Exhibit 99.1 hereto.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 41-44 of Exhibit 99.1 hereto.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As at March 31, 2015, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount Held in Sinking Fund	Date Issued

May 15, 2020	9.75	DU	USD 200,000,000	$ 61,335,000	May 1990
May 1, 2022	8.75	EI	USD 200,000,000	15,067,000	May 1992

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3) Total amount otherwise outstanding.

ii

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Month Issued

May 15, 2020	9.75	DU	USD 138,665,000	May 1990
May 1, 2022	8.75	EI	USD 184,933,000	May 1992
February 21, 2017	5.20	GR	USD 500,000,000	February 2007
June 15, 2018	2.75	HD	USD 750,000,000	June 2011

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund. The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made. Purchases of bonds into the fund are generally discretionary. Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds. The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the Provincial Loans Act.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Not applicable.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to page 41-44 of Exhibit 99.1 hereto.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 18 to 31 of Exhibit 99.1 hereto.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously updated.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

iii

This annual report comprises:

(a) Pages numbered ii to vi consecutively.

(b) The following exhibits:

99.1	Current Description of the Province of New Brunswick

99.2	Province of New Brunswick 2015-2016 Budget Excerpt (incorporated by reference to Amendment No. 3 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated April 21, 2015.)

99.3

Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2015 Volume 1 Financial Statements (incorporated by reference to Amendment No. 5 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated October 2, 2015.)

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

iv

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 21st day of December 2015.

Province of New Brunswick
By: /s/ Leonard Lee-White Name: Leonard Lee-White Title: Assistant Deputy Minister Treasury Division Department of Finance

v

EXHIBIT INDEX

Exhibit Number	Description

99.1	Current Description of the Province of New Brunswick

99.2	Province of New Brunswick 2015-2016 Budget Excerpt (incorporated by reference to Amendment No. 3 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated April 21, 2015.)

99.3

Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2015 Volume 1 Financial Statements (incorporated by reference to Amendment No. 5 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated October 2, 2015.)

vi

Exhibit "99.1" Current Province of New Brunswick Description

December 21, 2015

1

Exhibit "99.1" Current Province of New Brunswick Description

All dollar amounts herein are in Canadian dollars unless otherwise specified. On December 18th, 2015 the noon spot exchange rate for United States (U.S.) dollars as reported by the Bank of Canada, expressed in Canadian dollars was $1.3882.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded. Certain information presented in tabular form may not add to the total presented due to such rounding.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

2

Exhibit "99.1" Current Province of New Brunswick Description

MAP OF NEW BRUNSWICK

QUÉBEC
Matapédia
Dalhousie
Campbellton
RESTIGOUCHE
Miscou Island
Île Lamèque
Caraquet
Shippagan
Bathurst
GLOUCESTER
Tracadie
Saint-Quentin
MADAWASKA
Edmundston
Gulf of St. Lawrence
Golfe du St-Laurent
Saint-Léonard
VICTORIA
NORTHUMBERLAND
Van Buren
Grand Falls
Grand-Sault
Chatham
Miramichi
PRINCE EDWARD ISLAND
ÎLE-DU-PRINCE-ÉDOUARD
Plaster Rock
Perth-Andover
Rivière Miramichi River
Richibucto
Presque Isle
KENT
Détroit de Northumberland Strait
CARLETON
Doaktown
Bouctouche
MAINE
(U.S.A.)
(É.-U.)
YORK
SUNBURY
QUEENS
Shediac
Houlton
Woodstock
Minto
Chipman
Moncton
WESTMORLAND
Nackawic
Fredericton
Sackville
Fleuve Saint John River
Oromocto
Amherst
ALBERT
NOVA SCOTIA
NOUVELLE-ÉCOSSE
McAdam
Sussex
Alma
KINGS
ST. JOHN
CHARLOTTE
St. Martins
Saint John
St. Stephen
St. George
Calais
St. Andrews
Deer Island
Bay of Fundy
Baie de Fundy
Campobello Island
Grand Manan Island
NEWFOUNDLAND
TERRE-NEUVE
QUÉBEC
P.E.I.
Î.-P.-É.
ONTARIO
Montréal
Ottawa
NOVA SCOTIA
NOUVELLE-ÉCOSSE
Toronto
U.S.A.
É.-U.
Boston
New York

3

Exhibit "99.1" Current Province of New Brunswick Description

SUMMARY OF ECONOMIC AND FINANCIAL INFORMATION FOR NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein:

Summary

	Year Ended December 31,
						CAGR[1] %
	2010	2011	2012	2013	2014	2010-2014
	(In millions of dollars unless otherwise indicated)
Economy
Gross domestic product (current dollars)	30,213	31,500	31,723	31,857	32,056	1.5%
Primary household income	19,898	20,798	21,375	21,843	22,298	2.9%
Retail trade	10,594.7	11,103.3	11,027.6	11,107.4	11,528.0	2.1%
Manufacturing sales	17,283.4	19,887.0	19,526.6	20,072.0	18,774.0	2.1%
Foreign commodity exports	12,665.8	14,789.7	14,902.6	14,459.7	13,002.8	0.7%
Population (July 1; thousands)	753.0	755.5	756.8	755.7	754.6	0.1%
Employment (thousands)	358.1	355.5	353.1	354.5	353.9	-0.3%
Unemployment rate	9.2%	9.5%	10.2%	10.3%	9.9%	--
Consumer price index (% change)	2.1%	3.5%	1.7%	0.8%	1.5%	--
Gross domestic product (real; % change)	2.0%	0.2%	-1.0%	0.4%	-0.3%	--

Source Statistics Canada: numbers are subject to adjustment
[1]Compound annual growth rate

	Year Ending March 31,
	2012	2013	2014	2015	Budget Estimates 2016
	(In millions of dollars)
Government Finance
Ordinary Account (Surplus) Deficit	170.5	558.4	512.8	209.8	22.5
Net Capital Expenditure	488.1	689.2	405.3	556.9	586.4
(Surplus) Deficit on Special Purpose Account	(3.1)	(2.7)	7.5	1.8	12.9
(Surplus) Deficit on Special Operating Agency	(2.0)	(5.4)	(34.9)	(16.2)	(4.3)
Earnings from Sinking Fund	(225.6)	(220.7)	(204.5)	(195.9)	(193.7)
Accounting adjustments on consolidation	(2.5)	(60.0)	(56.7)	54.1	11.7
Contingency Reserve Increase (Decrease) in Net Debt	- 425.4	- 958.8	- 629.5	- 610.5	150.0 585.5
Adjustments related to non-financial assets	(180.6)	(451.3)	(29.0)	(221.9)	(108.7)
Annual (Surplus) Deficit	244.8	507.5	600.5	388.6	476.8

4

Exhibit "99.1" Current Province of New Brunswick Description

	Year Ended March 31,

	2011	2012	2013	2014	2015
	(In millions of dollars unless indicated)

Provincial Purpose Funded Debt [1]
Gross Provincial Purpose Funded Debt	11,986.4	12,852.4	13,438.3	14,093.6	14,813.4
Less Sinking Funds	4,341.4	4,237.0	3,955.8	3,883.9	4,049.6
Net Provincial Purpose Funded Debt	7,645.0	8,615.4	9,482.5	10,209.7	10,763.8

As a Percent of GDP	24.3%	27.2%	29.8%	31.8%	32.7%

	Year Ended March 31,

	2011	2012	2013	2014	2015
	(In millions of dollars)

Funded Debt Used for Advances to NB Power[2]
Gross Advances	4,662.3	4,654.6	4,685.4	4,566.3	4,607.1
Less Sinking Funds	393.1	378.2	376.4	404.0	471.3
Net Advances	4,269.2	4,276.4	4,309.0	4,162.3	4,135.8

	Year Ended March 31,

	2011	2012	2013	2014	2015
	(In millions of dollars)

Contingent Liabilities	92.1	49.1	46.8	54.3	42.1

[1] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

[2] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.

5

Exhibit "99.1" Current Province of New Brunswick Description

GENERAL INFORMATION

Introduction

New Brunswick (“New Brunswick” or the “Province”) is located on the eastern seaboard of Canada and is one of the four Atlantic provinces.  New Brunswick has a total area of 28,355 square miles of which about 12,877 square miles is Crown land owned by the Province.  The St. John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy.  The Province's population is concentrated principally in the valleys of the St. John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource.  Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals.  The location of the Province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe.  Saint John, New Brunswick’s largest city, located at the mouth of the St. John River on the Bay of Fundy, is home to one of North America’s largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2015 was estimated at 753,871.  The three largest urban areas of New Brunswick and their respective populations based on 2011 census figures are Moncton (138,644), Saint John (127,761) and Fredericton (94,268), the capital of the Province.

Government

Canada consists of a federation of provinces and federal territories with a constitutional division of powers between the federal and provincial governments established by the Constitution Act, 1867 and the Constitution Act, 1982. Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The Constitution Act, 1982 provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada. Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council. The Executive Council is responsible to the Legislative Assembly. The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada. The current Lieutenant-Governor is the Honourable Jocelyne Roy-Vienneau. Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly. There are presently 13 members of the Executive Council, including the Premier, the Honourable Brian Gallant.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation. The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor. The Electoral Boundaries and Representation Commission acting under the Electoral Boundaries and Representation Act filed its report in June of 2014 which saw the number of seats in the Legislative Assembly reduced from 55 to 49. The last provincial general election was held on September 22, 2014, in which the Liberal Party defeated the Progressive Conservative Party. Of the 49 seats in the Legislative Assembly, 26 are currently held by the Liberal Party, 22 are held by the Progressive Conservative Party and 1 is held by the Green Party. Subject to the Legislative Assembly Act, the next provincial general election will be held on September 24, 2018 and thereafter on the fourth Monday in September in the fourth calendar year following the most recently held provincial general election.

6

Exhibit "99.1" Current Province of New Brunswick Description

International Trade Agreements

The Canada-U.S. Free Trade Agreement (“FTA”) and the successor North American Free Trade Agreement (“NAFTA”) have provided the Province of New Brunswick with an extraordinary advantage in the U.S. market. Even as the United States implements more regional/bilateral free trade agreements, which have tended to erode this exclusive relationship, the United States remains Canada and New Brunswick’s number one export market.

On February 12, 2010, Canada and the United States signed the Canada-U.S. Agreement on Procurement (“CUSPA”) which includes for the first time provincial and territorial procurement commitments under the World Trade Organization’s (“WTO”) Government Procurement Agreement (“GPA”). Negotiations to modernize the WTO’s GPA and to expand market access opportunities for the parties to this agreement, including the provinces and territories of Canada, were successfully concluded in December 2011. The revised GPA entered into force on April 6, 2014, some two years after the protocol amending the GPA was originally adopted. The parties to the revised GPA anticipate seeing gains in market access of an estimated US$80 billion to US$100 billion annually for their businesses. Canadian suppliers are guaranteed, non-discriminatory access to opportunities in the government procurement markets of Liechtenstein, Norway, Canada, Chinese Taipei, the United States, Hong Kong (China), the European Union, Iceland, Singapore, Israel and Japan.

The WTO remains the cornerstone of Canadian trade policy and New Brunswick maintains its support for Canada’s position on the negotiating framework for the Doha Development Round and for the WTO as an institution. The Province participates actively on federal/provincial committees concerned with implementation, dispute settlement and negotiation aspects of international trade and investment agreements.

However as negotiations in the multilateral WTO have lagged in recent years, the Government of Canada has become more aggressive with its regional free trade agenda. In less than six years, Canada has concluded free trade agreements with ten countries: Colombia, Honduras, Jordan, Panama, Peru, the European Free Trade Association (member states of Iceland, Liechtenstein, Norway and Switzerland) and most recently with South Korea. Bilateral free trade negotiations are ongoing with India, Japan, the Caribbean Community, the Dominican Republic and several Central America countries, Morocco, Singapore and the Ukraine.

Canada formally joined the Trans-Pacific Partnership (“TPP”) trade negotiations on October 9, 2012. The TTP is a trade agreement under negotiation by 12 countries: Australia, Brunei, Chile, Malaysia, New Zealand, Peru, Singapore, the United States, Vietnam, Canada, Mexico and Japan. The Asia-Pacific region accounts for 56% of global GDP and includes some of the fastest growing markets. Negotiation of the TTP agreement was concluded on October 5, 2015.

Canada and the European Union (“EU”) undertook an economic study in 2008 which predicted that liberalizing trade in goods and services could potentially bring a 20% boost to bilateral trade and Gross Domestic Product (“GDP”) gains of up to $12 billion (or €8.2 billion) for Canada by 2014. On May 6, 2009, the Prime Minister, the European Union President and the European Commission President announced the formal launch of negotiations on the Comprehensive Economic and Trade Agreement (“CETA”). The first round of CETA negotiations took place in Ottawa in October 2009 with the governments of the Canadian provinces and territories taking an active role in international trade negotiations for the first time. The Governments of Canada and the European Union reached an “agreement in principle” in the CETA negotiations on October 18th, 2013, and on September 26th, 2014 Canadian and EU leaders signed a declaration marking the official end of negotiations. Following translation and legal reviews the CETA is expected to enter into force sometime in 2016.

On September 12th, 2006, Canada and the United States signed the Softwood Lumber Agreement (“SLA”) which excluded Atlantic Canada from the “export measures”, not the terms of the SLA overall. In January 2012, Canada and the United States agreed to a two-year extension of the SLA from its original seven years, ending in 2013, to October 2015. Since the SLA came into force on October 12, 2006, all softwood lumber of Atlantic origin has continued to enter the United States duty free, export tax free and with no quota restrictions. The SLA ended October 12, 2015 with no further agreement in place.

7

Exhibit "99.1" Current Province of New Brunswick Description

THE ECONOMY

Economic Update - 2015 Year-to-Date (as of November 26, 2015)

Economic activity in New Brunswick has been less robust than expected over the first three quarters of 2015. Through the first 10 months, employment was down by 0.8% (-2,700 jobs) compared to the first 10 months of 2014, though weakness remains concentrated in part-time employment (-3.7%). Despite weak employment conditions, average weekly earnings are up by 2.9% on a year-to-date basis – above the national growth rate (+1.9%). Consumer spending continues to advance, with retail sales up by 2.4% over 2014. Both exports and manufacturing sales have been weak – mainly as a result of low energy prices. Housing starts in the Province’s urban centres are down by 22.7% over the prior year level, with a slow-down in both single-unit construction and multi-unit construction. Consumer inflation in the province averaged 0.4% during the first 10 months of the year - below the national growth rate of 1.1%.

Developments in 2014 - Summary

The Canadian economy expanded in 2014, as real GDP grew by 2.5% - up slightly from 2.2% in 2013. Business gross fixed capital formation (+0.4%) growth was weak for the second year in a row. Goods and services exports increased by 5.3%. Household final consumption expenditure rose 2.6%, while government final consumption expenditure increased by 0.3%. Nominal GDP increased by 4.3%. Real GDP increased in every province except New Brunswick (-0.3%) and Newfoundland and Labrador (-2.0%). Growth was led by Alberta (+4.8%), British Columbia (+3.2%) and Ontario (+2.7%)

Statistics Canada estimates that real GDP for New Brunswick contracted by 0.3% in 2014. Business gross fixed capital formation (-8.3%) fell for the sixth straight year, mainly as a result of declines in non-residential structures (-26.8%) and machinery and equipment (-8.1%). Exports of goods and services decreased 1.9%, the fourth consecutive annual decline. Household final consumption expenditure rose 1.9%, while government final consumption expenditure declined 1.4%. Nominal GDP increased by 0.6%.

On an industry-basis, goods-producing industries fell by 2.8%, while service industries increased by 0.5%. Overall, growth was led by agriculture, forestry, fishing and hunting (+4.1%), utilities (+3.8%) and transportation and warehousing (+3.2%). Conversely, mining, quarrying, and oil and gas extraction (-7.5%), manufacturing (-4.7%) and construction (-4.6%) saw the largest declines.

Employment declined by 0.2% (-600 jobs) in 2014, marking the fifth loss in six years. The increase in full-time jobs (+600) was not sufficient to offset the decline in part-time jobs (-1,200).

Manufacturing sales declined by 6.5%, in 2014, following modest growth (+2.8%) in 2013. Declines were concentrated in non-durable goods industries (-7.4%), while durable goods industries declined slightly (-1.0%). Wood product manufacturing was a bright spot, with sales having risen by 4.7% over the previous year; this marks the third consecutive year of growth.

Consumer spending showed a marked improvement in 2014, with retail sales growing by 3.8% compared to growth of 0.7% posted in 2013. Wholesale trade was also up in 2014 – growing by 4.8%. This is an improvement over the growth of 0.8% posted in 2013. Motor vehicle sales increased by 4.3%.

Export sales declined by 10.1% in 2014, due partially to a winding-down of Brunswick Mine, as well as a steep decline in energy prices observed towards the end of the year. Weaker-than-expected economic expansion in the United States also limited overall export growth to some degree.

Preliminary estimates from Statistics Canada suggest that capital investment in New Brunswick decreased by 9.8%, to $2.7 billion, in 2014. Residential investment increased by 1.2% in 2014, while non-residential building construction investment increased by 3.0%.

Housing starts were down by 19.9% for the year, reflecting the fourth consecutive year-over-year decline. Declines were observed in both single-unit (-13.4%) and multi-unit (-26.1%) construction.

8

Exhibit "99.1" Current Province of New Brunswick Description

Inflation was moderate in 2014, with CPI growing by 1.5%. This was somewhat lower than the national growth rate of 2.0%. Growth was led by alcoholic beverages and tobacco products (+4.0%), household operations, furnishings and equipment (+2.0%) and shelter (+1.9%), while only clothing and footwear (-0.8%) recorded a price decline.

Economic Activity

In 2014, the nominal value of New Brunswick’s GDP was estimated at $32,056 million, or $42,482 per capita. Over the 2010 to 2014 period, GDP at market prices grew at a compound annual growth rate of 1.5%, below the national growth rate of 4.4%.

From 2010 to 2014, real GDP from goods producing industries declined by 7.6%, with mining and oil and gas extraction (-35.4%) accounting for much of this decline. The real GDP of service producing industries has remained effectively unchanged (+1.4%) over this period.

During the 2010 to 2014 period, service-producing industries accounted for a decreasing share of total real GDP, decreasing from 74.7% to 74.5%. Goods-producing industries GDP has not grown since 2011 and this coincides with the winding-down of several significant public and private sector construction projects, as well as the closure of the Province’s largest base metal mine.

The gross value of manufacturing sales increased at a compound annual growth rate of 2.1% (in current prices) over the 2010 to 2014 period, while foreign exports of commodities rose at a compound annual growth rate of 0.7% (in current prices).

Primary household income has increased from $19,898 million in 2010 to $22,298 million in 2014 (in current prices), resulting in a compound annual growth rate of 2.9%. On a per capita basis, household income increased from $26,423 to $29,550 (in current prices) over the same period, growing at a compound annual growth rate of 2.8%. Retail trade for New Brunswick increased at a compound annual growth rate of 2.1% (in current prices) over the same period.

The following table sets forth selected indices of economic activity for New Brunswick and for Canada as a whole.

Selected Economic Indicators

	Year Ended December 31,
						CAGR1%
	2010	2011	2012	2013	2014	2010-2014
	(In millions of dollars unless otherwise indicated)
Gross domestic product; income-based (current dollars)
New Brunswick	30,213	31,500	31,723	31,857	32,056	1.5%
Canada	1,662,130	1,769,921	1,822,808	1,892,193	1,973,043	4.4%
Gross domestic product (real)
New Brunswick	28,643	28,702	28,417	28,530	28,436	-0.2%
Canada	1,589,956	1,639,900	1,668,524	1,705,533	1,747,709	2.4%
Primary household income
New Brunswick	19,898	20,798	21,375	21,843	22,298	2.9%
Canada	1,081,529	1,142,265	1,194,764	1,243,309	1,290,358	4.5%
Primary household income per capita (dollars)
New Brunswick	26,423	27,528	28,243	28,904	29,550	2.8%
Canada	31,805	33,261	34,380	35,366	36,303	3.4%
Gross domestic product per capita; income-based (dollars)
New Brunswick	40,121	41,693	41,915	42,155	42,482	1.4%
Canada	48,879	51,537	52,453	53,824	55,510	3.2%
Retail trade	10,595	11,103	11,028	11,107	11,528	2.1%
Manufacturing sales	17,283	19,887	19,527	20,072	18,774	2.1%
Foreign commodity exports	12,666	14,790	14,903	14,460	13,003	0.7%
Consumer price index (% change)
New Brunswick	2.1%	3.5%	1.7%	0.8%	1.5%	-
Canada	1.8%	2.9%	1.5%	0.9%	2.0%	-
Unemployment rate
New Brunswick	9.2%	9.5%	10.2%	10.3%	9.9%	-
Canada	8.1%	7.5%	7.3%	7.1%	6.9%	-

[1]Compound annual growth rate
Source: Statistics Canada

9

Exhibit "99.1" Current Province of New Brunswick Description

Structure of the Economy

Contributions from natural resources (especially forestry related industries) to the New Brunswick economy have stabilized in the last few years following a steady decline over the 2005 to 2009 period. In 2014, service-producing industries accounted for 74.5% of total real GDP, while goods-producing industries accounted for 25.6%. The contribution from goods-producing industries has been declining since 2010 and this coincides with the winding-down of significant public sector construction projects, as well as the closure of the province’s largest base metal mine.

The following table shows real GDP by industry in New Brunswick for the years 2010 to 2014, valued in chained 2007 dollars.

Real Gross Domestic Product at basic prices, by Industry

	For Year Ended December 31,

						CAGR[1] %
	2010	2011	2012	2013	2014	2010-2014
	(In millions of chained 2007 dollars)
Goods-producing industries
Agriculture, forestry, fishing and hunting	737.9	699.5	733.4	752.2	783.4	1.5%
Mining and oil and gas extraction	642.9	631.5	577.8	449.1	415.3	-10.3%
Utilities	821.7	822.5	775.3	982.1	1,019.7	5.5%
Construction	1,639.8	1,662.8	1,525.3	1,365.2	1,301.8	-5.6%
Manufacturing	2,884.0	2,869.8	2,794.1	2,883.1	2,746.2	-1.2%
Total goods-producing industries	6,735.5	6,697.6	6,408.2	6,405.2	6,226.0	-1.9%

Service-producing industries
Wholesale trade	1,279.7	1,221.5	1,120.4	1,144.0	1,128.2	-3.1%
Retail trade	1,854.7	1,824.0	1,784.6	1,821.5	1,875.7	0.3%
Transportation and warehousing	1,269.2	1,258.0	1,247.5	1,249.4	1,289.3	0.4%
Information and cultural industries	780.5	798.4	804.6	799.3	784.7	0.1%
Finance and insurance	1,288.1	1,322.0	1,352.7	1,376.8	1,369.2	1.5%
Real estate and renting and leasing	3,039.4	3,127.2	3,233.1	3,310.8	3,383.1	2.7%
Professional, scientific and technical services	816.9	856.0	867.1	852.0	842.3	0.8%
Management of companies and enterprises	136.1	150.6	147.5	139.9	136.7	0.1%
Administrative and support, waste management and remediation services	1,011.2	973.0	972.8	922.5	922.5	-2.3%
Educational services	1,552.6	1,558.1	1,564.8	1,559.1	1,546.2	-0.1%
Health care and social assistance	2,382.5	2,362.6	2,332.1	2,380.8	2,365.8	-0.2%
Arts, entertainment and recreation	136.7	141.6	143.3	144.1	143.0	1.1%
Accommodation and food services	551.1	550.8	544.3	545.6	561.3	0.5%
Other services (except public administration)	496.2	509.8	517.5	524.3	531.9	1.8%
Public administration	2,920.3	2,945.4	2,932.2	2,888.6	2,891.7	-0.2%
Total service-producing industries	19,522.0	19,616.0	19,601.6	19,682.9	19,788.4	0.3%

Total gross domestic product	26,272.4	26,326.8	26,007.4	26,083.7	25,996.6	-0.3%

Source: Statistics Canada
Totals may not add up due to the adoption of the chain Fisher deflation methodology
[1] Compound Annual Growth Rate

10

Exhibit "99.1" Current Province of New Brunswick Description

Labour Force

Employment in New Brunswick declined marginally (-0.2%) from 2013 to 2014, to 353,900. Nationally, employment increased by 0.6%. Full-time employment, accounting for 84% of all jobs in the province, increased by 0.2% (+600) while part-time employment declined by 2.1% (-1,200). Employment in the service sector, which accounts for nearly 80% of total employment, increased by 900 in 2014, with professional, scientific and technical services (+2,400), business, building and other support services (+2,100) and other services (+700) providing much of the impetus for growth. The goods-producing sector reported job losses of 1,600 in 2014, with only utilities (+300) posting positive growth.

While jobs were lost in 2014, a deeper decline in the labour force resulted in New Brunswick’s unemployment rate dropping from 10.3% to 9.9%, in 2014. The unemployment rate for men declined to 11.9% while that for women remained unchanged at 7.8%. The national unemployment rate declined to 6.9%.

Labour Force

	For Year Ended December 31,

	2010	2011	2012	2013	2014
	(In thousands unless otherwise indicated)
Population 15 years and over	617.5	620.7	622.4	622.4	621.7
Labour force	394.3	392.9	393.3	395.2	393.0
Labour force employed	358.1	355.5	353.1	354.5	353.9
Labour force unemployed	36.2	37.4	40.1	40.6	39.1
Unemployment rate (%)
New Brunswick	9.2	9.5	10.2	10.3	9.9
Canada	8.1	7.5	7.3	7.1	6.9
Participation rate (%)
New Brunswick	63.9	63.3	63.2	63.5	63.2
Canada	66.9	66.7	66.5	66.5	66.0

Source: Statistics Canada
11

Exhibit "99.1" Current Province of New Brunswick Description

Employment by Industry

	2010	2011	2012	2013	2014
	(In thousands unless otherwise indicated)
Goods-producing sector	80.1	80.8	75.7	77.8	76.2
Agriculture	5.9	5.0	4.5	4.6	4.1
Forestry, fishing, mining, quarrying, oil and gas	10.2	10.1	12.0	12.5	12.0
Utilities	4.4	3.7	3.3	3.6	3.9
Construction	29.7	30.6	27.4	28.8	28.2
Manufacturing	29.9	31.4	28.6	28.2	28.0
Services-producing sector	278.0	274.7	277.4	276.8	277.7
Trade	55.5	55.5	56.4	57.4	57.2
Transportation and warehousing	18.2	18.4	18.2	17.9	16.3
Finance, insurance, real estate and leasing	14.9	15.9	16.0	15.4	14.9
Professional, scientific and technical services	16.2	15.6	15.2	15.0	17.4
Business, building and other support services	18.7	18.0	17.9	17.5	19.6
Educational services	25.1	23.4	25.1	25.3	25.6
Health care and social assistance	54.1	52.4	53.8	54.3	52.1
Information, culture and recreation	11.6	11.7	11.9	11.9	11.0
Accommodation and food services	21.6	22.3	22.9	23.8	24.1
Other services	16.7	17.2	17.2	16.2	16.9
Public administration	25.1	24.5	22.9	22.1	22.5

Total	358.1	355.5	353.1	354.5	353.9

Source: Statistics Canada

Primary Industries

Mining

New Brunswick is a major Canadian producer of potash and peat. Other locally produced minerals include salt and stone. In 2014, the overall value of mineral production was estimated at $380.6 million, a 36.3% decrease compared to 2013 and a 68.6% decrease compared to 2010. Much of the loss is due to a loss of the Province’s metallic mineral production base, mainly as a result the closure of Xstrata’s Brunswick mine in northern New Brunswick. The mine was the Province’s largest lead-zinc-copper producer. Non-metallic mineral production was flat in 2014.

Production began at Potash Corp. of Saskatchewan’s Picadilly potash mine (adjacent to its existing operation near Sussex) in October of 2014. The new mine has a two million tonne capacity (2.5 times Penobsquis productive capacity). As operations ramp-up, the new mine will replace much of the employment lost from the recent closure of the adjacent Penobsquis mine, which operated for over 30 years.

Trevali Mining Corporation’s Caribou Mine began ramping-up production during the first half of 2015. The mine will produce zinc, lead, silver, copper and gold, over a lifetime of approximately six years. Operations are expected to maintain employment of between 250-300 employees.

Should the necessary regulatory approvals be received, construction of Northcliff Resources’ Sisson tungsten and molybdenum mine will contribute to employment growth over the medium term. The mine, which is expected to be the largest producer of tungsten outside of China, will operate over a 27-year lifetime and will directly employ several hundred over the life of its operation.

12

Exhibit "99.1" Current Province of New Brunswick Description

Mineral Production

	Year Ended December 31,

	2010	2011	2012	2013	2014
	(In millions of dollars)
Metallic minerals	766.3	840.8	673.7	213.9	0.0
Non-metallic minerals	444.3	494.2	482.2	383.6	380.6
Total	1,210.5	1,334.9	1,155.8	597.6	380.6

Source: Natural Resources Canada

Forestry

Nearly 85% of the land area of New Brunswick is forested and roughly one-half of the forested land is owned by the Province as Crown land. Nearly all Crown land is subject to timber licenses or harvest agreements. Harvest activities on Crown land generated $77.1 million in Crown royalties for the fiscal year ended March 31, 2015. The Province received $75.3 million of these royalties from licensee and sub-licensee harvest activities and $1.8 million was forwarded to New Brunswick First Nation Communities in accordance and in association with First Nation harvesting activities.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2009 through 2013.

Forest Production

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands of cubic metres)
Logs and bolts	3,432	4,394	4,395	4,417	4,810
Pulpwood	4,423	4,790	4,800	4,699	4,722
Other (industrial roundwood)	n/d	1	2	n/d	2
Fuelwood	63	34	35	321	367
Total	7,940	9,219	9,231	9,437	9,902

Source: National Forestry Database
Note: Due to incomplete details, totals may not always agree.

Agriculture

Total farm cash receipts in the Province were $563.9 million in 2014, down 0.7% from the previous year. Crop receipts were up 0.6%, while livestock receipts were up 0.3%.

On May 10, 2011, the 2011 Census of Agriculture counted 2,611 farms in New Brunswick, down from 2,776 farms (or a 5.9% decrease) in 2006. There were 3,470 farm operators in 2011, a 6.2% decline from 2006, and their average age increased from 52.8 years to 55.5 years over the five year period. Total farm area in New Brunswick decreased 4.0% between 2006 and 2011, to 937,829 acres in 2011. However, the average area per farm increased, to 359 acres in 2011 from 352 acres in 2006.

New Brunswick’s total fruit area rose 23.5% from 2006, to 29,851 acres in 2011. The increase was driven by the expansion of both blueberry and cranberry areas. The province ranked second in Canada for total number of maple taps with 1.9 million taps in 2011, an increase of 11.4% from 2006. Hay farms accounted for 15.5% of all farms in New Brunswick in 2011, followed by fruit and tree-nut operations (14.5%), beef farms (13.7%) and dairy farms (8.7%).

13

Exhibit "99.1" Current Province of New Brunswick Description

Fishing

New Brunswick is the second largest exporter of fish and seafood products in the country (after Nova Scotia), with more than $1 billion in export sales in 2012. In 2013, the fishing fleet of around 2,500 vessels harvested 88,365 tonnes of fish and seafood for a value of $227 million. Lobster and snow crab account for close to 80% of the value of commercial landings in New Brunswick. The total value of shellfish landings (largely lobster and crab) is up 12.2%. New methods of processing and marketing frozen and pre-cooked fish and shellfish have expanded market opportunities and increased the competitiveness of the industry.

Aquaculture

New Brunswick aquaculture production ranked second in the country in 2014, with only British Columbia producing more, on a dollar basis. Salmon farming accounts for the majority of activity, representing approximately 95% of the sector’s value. In 2014, total primary aquaculture sales were estimated at $124 million, reflecting a 1.0% increase from 2013.

Secondary Industries

Manufacturing

New Brunswick manufacturers reported sales of $18,774 million in 2014, representing a 6.5% decline compared to sales of $20,072 million in 2013. Growth remains well below the elevated pace observed from 2009-2011, which saw sales climb by 38.7%.

Sales of non-durable goods, which represent nearly 85% of the total, declined by 7.4% while durable goods declined by 1.0%. Wood product manufacturing was a bright spot, with sales having risen by 4.7% over the previous year. This marks the third consecutive year of robust growth. Manufacturing sales for Canada increased by 5.3%. The manufacturing sector represents nearly 12% of provincial GDP.

Manufacturing employment decreased by 0.7% (-200), to 28,000, in 2014 – the third consecutive annual decline.

The table below sets forth the leading industrial groups in New Brunswick’s manufacturing sector, according to gross selling value of factory sales, for the years 2010 through 2014.

Gross Selling Value of Factory Sales

	Year Ended December 31,
						CAGR1%
	2010	2011	2012	2013	2014	2010-2014
Industry	(In millions of dollars)
Non-durable product manufacturing	14,444.6	17,018.7	16,705.0	17,061.2	15,793.3	2.3%
Durable product manufacturing	2,838.9	2,868.3	2,821.6	3,010.8	2,980.7	1.2%
Total	17,283.4	19,887.0	19,526.6	20,072.0	18,774.0	2.1%
[1]Compound annual growth rate
Source: Statistics Canada

Service Industries

Trade

New Brunswick’s retail trade surpassed $11 billion for the fourth consecutive year, in 2014, posting an increase of 3.8% over 2013. This industry accounts for 6.4% of provincial GDP. Higher sales were reported in eight of 11 subsectors, led by general merchandise stores (+7.8%), motor vehicle and part dealers (+7.2%) and gasoline stations (+4.7%). Provincial employment was 47,300 in 2014, up 2.8% (+1,300) from the previous year. Average weekly earnings increased by 6.0% in 2014.

14

Exhibit "99.1" Current Province of New Brunswick Description

Wholesale trade posted an increase of 4.8% over 2013. This industry accounts for nearly 3.7% of provincial GDP. Provincial employment was 9,900 in 2014, down 13.2% from 11,400 the previous year. Average weekly earnings increased by 6.0% in 2014.

Transportation

Transportation and warehousing employment declined by 8.9% (-1,600 jobs), to 16,300 in 2014. The majority of losses were concentrated in truck transportation (-1,700 jobs), while employment also declined in transit and ground passenger transportation (-400 jobs) and rail transportation (-100).

Cargo tonnage at the port of Saint John decreased by 13.4% in 2014. The number of cruise ship passengers decreased by 36.1%, to 106,505, while the number of calls declined by 23.4%, to 49.

Communications and Technology

The information and communications technologies sector decreased by 1.8% in 2014 following two consecutive years of decline. This sector accounts for 3.6% of provincial GDP.

Tourism

In 2014, employment for accommodation and food services in New Brunswick increased by 1.3% (+300), to 24,100, while average weekly earnings in the industry increased by 0.0%. Tourism indicators show a 4.0% increase in accommodation room sales in 2014 to 1.7 million room nights. Despite a 6% decline in auto traffic across New Brunswick’s land border crossings with the United States, provincial accommodations sold 7% more room nights to Americans and other international visitors.

New Brunswick hosted 2.8 million visits of one or more nights in 2014, representing a 2.0% increase over 2013. Visits from the United States increased by 1.0%, while other international visits increased by 6.0%. New Brunswick’s key domestic travel markets of Ontario and Québec were stable in 2014. Total visitor spending in New Brunswick increased by 3.0%, to $1.1 billion, in 2014.

Foreign Trade

Trade

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(In millions of dollars unless otherwise indicated)
Exports of Goods and Services	23,540	26,472	26,192	26,199	25,792
Exports to other countries	13,061	14,389	14,947	14,629	14,641
Exports of goods to other countries	12,163	13,419	13,927	13,580	13,559
Exports of services to other countries	898	970	1,020	1,049	1,082
Exports to other provinces	10,479	12,083	11,245	11,570	11,151
Exports of goods to other provinces	6,039	7,449	6,570	6,757	6,311
Exports of services to other provinces	4,440	4,634	4,675	4,813	4,840
Ratio of Exports to Nominal GDP	77.9%	84.0%	82.6%	82.2%	80.5%

Imports of Goods and Services	28,614	31,775	31,110	31,137	31,015
Imports from other countries	15,497	17,603	18,118	18,340	18,400
Imports of goods from other countries	14,346	16,488	16,975	17,172	17,219
Imports of services from other countries	1,151	1,115	1,143	1,168	1,181
Imports from other provinces	13,117	14,172	12,992	12,797	12,615
Imports of goods from other provinces	5,951	6,871	5,750	5,384	4,981
Imports of services from other provinces	7,166	7,301	7,242	7,413	7,634
Ratio of Imports to Nominal GDP	94.7%	100.9%	98.1%	97.7%	96.8%

Trade Balance	-5,074	-5,303	-4,918	-4,938	-5,223

Gross Domestic Product at Market Prices	30,213	31,500	31,723	31,857	32,056

Source: Statistics Canada

15

Exhibit "99.1" Current Province of New Brunswick Description

On an economic accounts basis, New Brunswick’s total export of goods and services, estimated at $25,792 million in 2014, increased at a compound annual growth rate of 2.3% over the 2010 to 2014 period. Foreign exports have become increasingly important to both the New Brunswick and Canadian economies. In 2014, foreign exports were equivalent to 45.7% of nominal GDP for the Province compared to 31.7% for Canada. This is an increase from 43.2% and 29.1%, respectively, in 2010.

Foreign Exports of Commodities

Due to the significance of commodity exports, the economic performance of the Province is highly dependent on international economic conditions, particularly in the United States. In 2014, the United States purchased an aggregate of 91.9% of the Province’s foreign commodity exports. Basic and industrial chemical, plastic and rubber products accounted for 32.9% of all commodity exports that year, followed by energy products at 31.9%, and forestry products and building and packaging materials at 14.8%.

The table below shows foreign exports of commodities from New Brunswick for the years 2010 to 2014. The largest component, basic and industrial chemical, plastic and rubber products, increased at a compound annual growth rate of 0.2% during that time. Exports of energy products decreased at a compound annual rate of 0.4%, while forestry products and building and packaging materials rose by 2.0% and are well above recession levels.

Foreign Exports of Commodities

	Year Ended December 31,
						CAGR[1] (%)
	2010	2011	2012	2013	2014	2010-2014
	(In millions of dollars)
Farm, fish and intermediate food products	259.9	278.2	349.9	356.6	332.9	6.4%
Energy products	4,216.7	5,524.4	6,020.3	4,929.5	4,142.5	-0.4%
Metal ores and non-metallic minerals	514.7	548.0	558.4	413.3	299.4	-12.7%
Metal and non-metallic mineral products	273.6	320.3	241.1	332.8	353.9	6.6%
Basic and industrial chemical, plastic and rubber products	4,246.2	4,909.5	4,446.9	5,093.5	4,283.9	0.2%
Forestry products and building and packaging materials	1,774.9	1,672.1	1,718.8	1,817.7	1,920.6	2.0%
Industrial machinery, equipment and parts	50.8	57.5	96.6	87.6	97.4	17.7%
Electronic and electrical equipment and parts	23.1	32.9	39.4	34.4	44.4	17.7%
Motor vehicles and parts	6.6	10.3	15.0	12.4	12.5	17.3%
Aircraft and other transportation equipment and parts	42.9	60.6	59.7	29.3	18.4	-19.1%
Consumer goods	1,213.2	1,335.0	1,321.2	1,309.4	1,457.7	4.7%
Special transactions trade	43.1	40.6	35.7	43.6	39.8	-2.0%
Total	12,665.8	14,789.7	14,902.6	14,459.7	13,002.8	0.7%

[1]Compound annual growth rate
Source: Statistics Canada

16

Exhibit "99.1" Current Province of New Brunswick Description

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2010 to 2014. The largest component, energy products, increased at a compound annual growth rate of 6.5%.

Foreign Imports of Commodities

	Year Ended December 31,
						CAGR[1] (%)
	2010	2011	2012	2013	2014	2010-2014
	(In millions of dollars)
Farm, fish and intermediate food products	405.0	396.5	408.7	440.9	564.0	8.6%
Energy products	7,206.7	9,899.0	9,172.4	9,495.5	9,258.4	6.5%
Metal ores and non-metallic minerals	164.1	400.1	418.9	485.9	584.9	37.4%
Metal and non-metallic mineral products	225.8	235.1	211.0	220.1	260.1	3.6%
Basic and industrial chemical, plastic and rubber products	618.8	627.6	593.7	769.0	579.9	-1.6%
Forestry products and building and packaging materials	346.5	324.7	337.0	315.7	376.8	2.1%
Industrial machinery, equipment and parts	546.2	448.4	484.6	420.6	426.9	-6.0%
Electronic and electrical equipment and parts	164.0	197.9	231.3	202.5	183.1	2.8%
Motor vehicles and parts	428.6	422.9	412.4	414.4	412.8	-0.9%
Aircraft and other transportation equipment and parts	128.8	220.4	142.1	86.3	126.7	-0.4%
Consumer goods	438.7	460.1	567.3	544.1	540.3	5.3%
Special transactions trade	24.5	26.0	22.5	35.1	32.7	7.5%
Total	10,698.0	13,659.0	13,002.3	13,429.7	13,346.6	5.7%

[1]Compound annual growth rate
Source: Statistics Canada

New Investment

Preliminary estimates from Statistics Canada suggest that capital investment in New Brunswick decreased by 9.8%, to $2.7 billion, in 2014. Significant declines were observed in utilities (-46.4%), retail trade (-29.8%) and accommodation and food services (-27.7%).

Major projects were driven by activity in the manufacturing sector. In particular, significant modernization efforts took place at the pulp and paper mill in Saint John.

17

Exhibit "99.1" Current Province of New Brunswick Description

New Brunswick leads all provinces for growth expectations in 2015, with capital spending on non-residential construction and machinery and equipment expected to grow by 11.9%. Growth expectations are spread fairly evenly among non-residential construction (+10.1%) and machinery and equipment (+13.9%). On an industry basis, the largest dollar-value increases in capital expenditures are expected to occur in utilities (+$133.8 million), information and cultural industries (+$86.9 million) and manufacturing (+$54.0 million).

Residential investment increased by 1.2% in 2014, despite a significant drop in housing starts (-19.9%). Housing start losses were observed in all three major urban centres, with Fredericton, Saint John and Moncton declining by 40.9%, 14.5% and 6.5%, respectively.

Following a decline in 2012, non-residential building construction investment increased by 3.0% in 2014. A decline commercial investment (-7.7%) was offset by growth in industrial (+20.9%) and institutional and government (+9.9%) investment.

Employment in the construction industry declined by 2.1% (-600) in 2014, while real GDP declined by 4.6%. Construction industry activity represented approximately 5% of provincial GDP.

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the Constitution Act, 1867 and the Constitution Act, 1982 provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The Financial Administration Act governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province. All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province. Monies necessary for the carrying out of the operations of the provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority. In addition, under the authority of the Financial Administration Act, should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly. Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the Financial Administration Act and certain other Acts, funds received for a special purpose are to be disbursed for that purpose. Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly. At March 31, 2015, the balance of unspent special purpose funds was $120.7 million.

Funds may also be considered as Special Operating Agency Funds. Revenue may be generated by the Agencies or from transfers from other budgetary accounts. Any unspent balance of these funds may, with permission from the Board of Management as per the Financial Administration Act, be carried forward to subsequent fiscal years. At March 31, 2015, the balance of unspent special operating funds approved for carry-over was $44.5 million. All transactions between the Special Operating Agencies and provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General. The Auditor General is an official responsible under the provisions of the Auditor General Act for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly. The consolidated financial statements include certain organizations that are accountable to the Legislative Assembly and are included in the Provincial Reporting Entity as described in Note 1(b) and (c) to the consolidated financial statements. The methods by which the various organizations are included in the Province's consolidated financial statements are also outlined in Schedule 30.

Each fiscal year, the Minister of Finance delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly. The Minister of Finance reports on the status of the budget plan during the year. The Budget Estimates include the revenue and expenditures of some provincially-created boards, commissions and Crown corporations, or the net profits of such entities, or the provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

18

Exhibit "99.1" Current Province of New Brunswick Description

The Auditor General issued a qualified opinion of the March 31, 2015 public accounts due to the accounting of four target-benefit pension plans using the defined contribution method under Public Sector Accounting Standards. The Auditor General is of the opinion that the plans should be accounted for as defined benefit plans. Since actuarial valuations for accounting purposes are not required for defined contribution accounting, they were not prepared. As such, the overall impact of not accounting for the plans as defined benefit plans has not been determined. Details of the accounting treatment for the pension plans are located in Note 11 of the financial statements. The qualified opinion can be found on pages 20 to 22 of volume 1 of the public accounts.

The following table sets forth information regarding the deficit for the four fiscal years ended March 31, 2015 and the Budget Estimates for the fiscal year ending March 31, 2016.

Comparative Statement of Deficit

	Year Ending March 31
					Budget
					Estimates
BUDGETARY ACCOUNTS	2012	2013	2014	2015	2016
	(In thousands of dollars)
Ordinary Account
Revenues	7,378,795	7,205,013	7,342,849	7,954,572	7,994,833
Expenditures	7,549,255	7,763,374	7,855,693	8,164,366	8,029,038
Deficit	(170,460)	(558,361)	(512,844)	(209,794)	(34,205)
Capital Account
Revenues	47,635	223,061	29,245	14,352	21,703
Expenditures	535,699	912,282	434,521	571,246	597,066
Deficit	(488,064)	(689,221)	(405,276)	(556,894)	(575,363)
Special Purpose Account
Revenues	66,442	65,168	80,430	78,569	61,342
Expenditures	63,352	62,501	87,899	80,373	74,228
Surplus (Deficit)	3,090	2,667	(7,469)	(1,804)	(12,886)
Special Operating Agency Account
Revenues	191,141	189,346	183,803	155,131	153,651
Expenditures	189,095	183,971	148,952	138,943	149,389
Surplus	2,046	5,375	34,851	16,188	4,262
Sinking Fund Earnings	225,626	220,689	204,462	195,888	193,700
Accounting Adjustments
Revenue	(103,752)	(115,357)	(62,852)	(58,304)	(117,297)
Expenditure	(106,160)	(175,397)	(119,602)	(4,214)	(106,299)
Consolidated and Operating Revenue	7,805,887	7,787,920	7,777,937	8,340,208	8,307,932
Consolidated Expenditures	8,231,241	8,746,731	8,407,463	8,950,714	8,743,422
Add: Amortization Expense	327,300	349,779	373,229	398,714	417,238
Less: Gross Investment in Tangible Capital Assets	(525,922)	(899,606)	(418,252)	(544,160)	(525,898)
Other Accounting Adjustments	18,059	98,256	15,961	(76,461)	---
Operating Expense	8,050,678	8,295,430	8,378,401	8,728,807	8,634,762
Contingency Reserve					(150,000)
Deficit	(244,791)	(507,510)	(600,464)	(388,599)	(476,830)

Increase in Net Debt from Operations	(425,354)	(958,811)	(629,526)	(610,506)	(585,490)

19

Exhibit "99.1" Current Province of New Brunswick Description

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2015 and the Budget Estimates for the fiscal year ending March 31, 2016.

Changes in Cash Flow
	Year Ending March 31,
					Budget
					Estimates[1]
	2012	2013	2014	2015	2016
	(In millions of dollars)
Operating Transactions
Deficit	(244.8)	(507.5)	(600.4)	(388.6)	(476.8)
Non-Cash Items
Amortization of Premiums, Discounts and Issue Expenses	4.5	4.1	8.0	10.1	-
Foreign Exchange Expense	(22.3)	(19.3)	(6.2)	(5.8)	-
Increase in Provision for Losses	33.7	(77.6)	28.7	48.4	-
Sinking Fund Earnings	(225.6)	(220.7)	(204.5)	(195.9)	(193.7)
Amortization of Tangible Capital Assets	327.3	349.8	373.2	398.7	417.2
Loss on Disposals and Impairments of Tangible Capital
Assets	26.4	24.8	4.2	15.1	-
Actual Losses Due to Foreign Exchange	6.9	6.5	3.3	2.5	-
(Increase) decrease in Pension Surplus	(39.6)	110.0	249.5	279.7	-
Increase (decrease) in Deferred Revenue	25.7	(49.9)	(38.3)	(18.0)	(11.0)
Decrease (increase) in Working Capital	(41.3)	34.0	161.8	(40.4)	---
Net Cash Used In Operating Activities	(149.1)	(345.8)	(20.7)	105.8	(242.3)

Investing Transactions
Increase in Investments, Loans and Advances	(164.9)	(153.7)	(104.9)	52.2	(67.7)
Non-Cash Adjustment in Investing Activities	(11.1)	119.3	76.3	(146.6)	-
Net Cash Used In Investing Activities	(176.0)	(34.4)	(28.6)	(94.4)	(67.7)

Capital Transactions
Purchase of Capital Assets	(525.9)	(899.6)	(418.3)	(544.2)	(525.9)

Financing Transactions
Net Proceeds from Issuance of Funded Debt	1,746.2	1,434.9	1,495.2	1,578.7	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	502.9	628.5	403.2	173.2	-
Increase (decrease) in Obligations Under Capital Leases	(19.5)	(27.1)	(78.5)	51.5	-
Sinking Fund Installments	(172.9)	(126.6)	(126.9)	(143.0)	-
Short Term Borrowing	(152.5)	697.0	0.3	(153.6)	-
Funded Debt Matured	(909.9)	(905.3)	(984.3)	(852.4)	---
Net Cash From Financing Activities	994.3	1,701.4	709.0	654.4	---

(Decrease) increase in Cash Position during Year	143.3	421.6	241.4	121.6	(835.9)
Cash Position – Beginning of Year	731.7	875.0	1,296.6	1,538.0	1,659.6
Cash Position – End of Year	875.0	1,296.6	1,538.0	1,659.6	823.7

Cash Represented by
Cash and Short term Investments	875.0	1,296.6	1,538.0	1,659.6	823.7

1 The Budget Estimates do not include estimates of total borrowing requirements of the Province. For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see “Financing-Financial Requirements” and “Financing-Funded Debt Maturity Schedule”, respectively.

(-) Denotes no estimate provided.

20

Exhibit "99.1" Current Province of New Brunswick Description

2014-2015 Budget Estimates

For the fiscal year ended March 31, 2015 there was a deficit of $388.6 million. This represents a decrease of $2.5 million from the budgeted deficit of $391.1 million. Operating revenues were $8,340.2 million, $304.0 million higher than the budgeted amount of $8,036.2 million. Revenues were higher due to increased tax revenues mainly attributable to positive prior-year adjustments, one-time federal revenue and stronger than projected results from the New Brunswick Power Corporation. Operating expenses were $8,728.8, $301.5 million higher than budget at $8,427.3 million. Expenses were higher than budget mainly due to a one-time expense associated with the reform of the Teachers’ Pension Plan and higher than budgeted expenses in the Department of Education and Early Childhood Development. Net debt increased by $610.6 million for the year compared to the budgeted increase of $530.7 million.

Major Sources of Ordinary Account Revenue for 2015-2016

The major sources of ordinary account revenue for the Province are payments from the federal government, consumption taxes and income taxes. For the fiscal year ending March 31, 2016, the Province’s revenue is estimated at $7,994.8 million, projecting an increase of 0.5% from the fiscal year ended March 31, 2015. Overall this represents a projected increase of $40.2 million in revenue. The principal factors that have increased revenue are Personal Income Tax ($63.2 million) and Licenses, Permits and Fees ($22.9 million); offset by decreased revenue in Consumption Tax (-$38.3 million).

The following table shows the percentage sources of ordinary account revenue for the four fiscal years ended March 31, 2012 and the Budget Estimates for the fiscal year ending March 31, 2016.

Ordinary Account Revenue Sources
	Year Ending March 31,
					Budget Estimates	CAGR[1]
	2012	2013	2014	2015	2016	2012-2016
	(%)
Taxes
Personal Income	17.1	17.0	18.7	19.2	19.9	5.9
Corporate Income	3.9	3.5	3.5	3.7	3.6	(0.5)
Consumption	20.6	21.6	19.8	20.4	19.8	1.1
Property	6.2	6.6	6.4	6.3	6.4	2.9
Miscellaneous	0.7	0.6	0.7	0.6	0.7	2.9
Total Taxes	48.5	49.3	49.1	50.2	50.4	3.0

Other Revenue
Licenses, Permits and Fees	5.9	5.7	6.0	5.7	5.9	2.0
Federal Government Payments	36.9	37.5	37.2	36.5	36.0	1.4
Government Business Enterprises	6.2	4.6	5.0	4.9	5.0	(3.3)
Miscellaneous	2.5	2.9	2.8	2.7	2.7	4.0
Total Revenue	100.0	100.0	100.0	100.0	100.0
Total Ordinary Account Revenue (millions of dollars)	7,378.8	7,205.0	7,342.8	7,954.6	7,994.8	2.0
[1] Compound annual growth rate

Personal and Corporate Income Taxes

Personal Income Taxes

New Brunswick’s provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement. For the taxation years up to and including 1999, personal income tax was calculated as a percentage of federal income tax. Effective January 1, 2000, the Province adopted a ‘tax on taxable income’ method of calculating provincial personal income tax. This method gave New Brunswick’s personal income tax policy flexibility to help ensure the tax system addresses the provincial government’s social, economic and fiscal objectives.

21

Exhibit "99.1" Current Province of New Brunswick Description

To deliver on the government’s commitment to increase income tax rates for the wealthiest one per cent of New Brunswickers, the 2015-2016 Budget introduced new personal income tax rates of 21% for taxable income between $150,000 and $250,000; and, 25.75% for taxable income greater than $250,000, effective January 1, 2015 and subsequent taxation years. The two new brackets are not indexed; however, all other brackets continue to be indexed. This measure is to help address the Province’s current fiscal situation in a manner that ensures those with the greatest ability to pay will help contribute to fixing the province’s fiscal situation during these difficult times.

The table below shows the New Brunswick provincial personal income tax rates from 2013 to 2015.

2013 Effective July 1 [1]	2014	2015
9.68% on first $38,954	9.68% on first $39,305	9.68% on first $39,973
14.82% on $38,954 to $77,908	14.82% on $39,305 to $78,609	14.82% on $39,973 to $79,946
16.52% on $77,908 to $126,662	16.52% on $78,609 to $127,802	16.52% on $79,946 to $129,975
17.84% over $126,662	17.84% over $127,802	17.84% on $129,975 to $150,000 21% on $150,000 to $250,000 25.75% over $250,000

1 Tax rates shown above for 2013 were effective July 1, 2013 for source deduction purposes. In legislation and on the 2013 income tax forms the rates appear as follows:

9.39% on first $38,954
13.46% on $38,954 to $77,908
14.46% on $77,908 to $126,662
16.07% over $126,662

Provincial income tax credit amounts and tax brackets are indexed annually by national CPI.

Budget 2015-2016 also announced a modification to the New Brunswick Dividend Tax Credit structure. Given recent decreases to the provincial small business corporate income tax rate, the tax credit on dividends received from small business on or after January 1, 2015 was decreased from 5.3% to 4.0%. This change helps ensure the appropriate tax treatment of dividend income.

To deliver on the government’s commitment to providing tax breaks and grants to allow seniors or their families to renovate their homes to stay independent longer, Budget 2015-2016 introduced a New Brunswick Seniors’ Home Renovation Tax Credit effective for the 2015 taxation year. The New Brunswick Seniors’ Home Renovation Tax Credit is a 10% refundable personal income tax credit for seniors and family members who live with them. Qualifying individuals can claim up to $10,000 worth of eligible home improvements on their tax return. Individuals can receive a tax credit of up to $1,000 for eligible expenses. The New Brunswick Seniors’ Home Renovation Tax Credit is designed to help with the costs of improving safety and accessibility in the home.

22

Exhibit "99.1" Current Province of New Brunswick Description

Budget 2015-2016 also announced that effective for the 2015 taxation year, the Small Business Investor Tax Credit is enhanced. Effective for eligible investments made after March 31, 2015, the Small Business Investor Tax Credit rate for individuals was increased from 30% to 50%. The enhancement increases the maximum tax credit from $75,000 per year to $125,000 per year for New Brunswick individuals who invest in eligible small businesses in the province.

Corporate Income Taxes

The corporate income tax (“CIT”) is calculated as a percentage of corporate taxable income as defined for federal tax purposes. Currently, the New Brunswick general CIT rate is 12%.

New Brunswick’s small business CIT rate applies to active business income of small Canadian controlled private corporations. Currently, the New Brunswick small business rate is 4% on the first $500,000 of active business income. The Government is committed to reducing the small business corporate income tax rate to 2.5% over its mandate.

New Brunswick’s Research and Development Tax Credit provides a 15% refundable tax credit for expenditures that are eligible for the Federal Scientific Research and Experimental Development Tax Credit.

Capital Taxes

New Brunswick does not apply a capital tax on businesses except for deposit accepting financial institutions. For banks, loan companies and trust companies, New Brunswick applies a capital tax on paid-up capital in excess of $10 million. The Financial Corporations Capital Tax rate is 4%.The Province administers the capital tax on financial institutions. The Financial Corporations Capital Tax is deductible for federal and provincial corporate income tax purposes.

Harmonized Sales Tax

Effective April 1, 1997, New Brunswick eliminated its provincial retail sales tax and adopted a harmonized sales tax (“HST”). The HST is a value-added tax composed of the federal goods and services tax (“GST”) and a provincial component of 8%. The federal government administers the HST. The tax adopts the federal GST base and therefore applies to all goods and services subject to tax under the federal Excise Tax Act. The 5% federal GST combined with the 8% provincial component results in a 13% HST rate in New Brunswick.

Under the HST, businesses receive full input tax credits for tax paid on business purchases. As with the federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries). In addition, a number of rebates and credits are available. Books receive a point-of-sale rebate on the 8% provincial portion of the HST.

Gasoline and Motive Fuel Taxes

To help finance and maintain a safe and efficient road transportation system, Budget 2015-2016 announced that fuel taxes on gasoline and motive fuel (diesel) would increase effective midnight on March 31, 2015. The gasoline tax increased by 1.9 cents per litre to 15.5 cents per litre and the motive fuel tax (diesel) increased by 2.3 cents per litre to 21.5 cents per litre. Reduced tax rates are in effect for aviation fuel – 2.5 cents per litre, locomotive fuel – 4.3 cents per litre, and propane – 6.7 cents per litre.

Tobacco Tax

Tobacco taxes are an important tool that governments can use to help discourage smoking and pay for the additional costs smoking imposes on the health care system. The tax rate that is applied to all tobacco products in New Brunswick is 19 cents per cigarette or equivalent unit, except for cigars in which the tax is 75% of the normal retail price.

Property Taxes

In December, 2012, legislation was implemented that made effective the measures outlined in Improving New Brunswick’s property tax system: a white paper. These changes were to be phased in over four years, beginning in the 2013 property tax year, and included the following scheduled reductions to provincial property tax rates:

23

Exhibit "99.1" Current Province of New Brunswick Description

  Reducing the provincial taxation on non-owner-occupied housing (i.e. apartments, cottages and second homes) from $1.4573 to $1.1233 over four years.
  Reducing the provincial taxation on other residential (farm land, vacant land, etc.) from $1.4573 to $1.2173 over four years.
  Reducing the provincial property tax on businesses from $2.186 to $1.856 over four years.
  Adding the cost of policing to the local rate in LSDs and reduce the special provincial levy on homeowners in LSDs from 63.15 cents to 41.15 cents over four years.

To deliver on the government’s commitment to cancel the scheduled provincial property tax reductions for business, effective January 1, 2015 the provincial property tax rate for non-residential property was returned to the rate that was in place for 2012 and set at $2.1860 per $100 of assessment.

For the 2015 property taxation year, New Brunswick levies a provincial real property tax of $1.2773 per $100 of assessment on residential property that is not occupied by the owner. A provincial property tax rate of 46.65 cents per $100 of assessment for 2015 is applied to owner-occupied residential property in unincorporated areas. In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 1.94 cents per $100 of assessment. Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province. In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality. In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services. A fee of 4.86 cents per $100 of assessment is imposed on residential property that is not owner-occupied and is not exempt under the Assessment Act.

Federal-Provincial Fiscal Arrangements

The Federal-Provincial Fiscal Arrangements Act was amended to implement certain provisions of the 2014-2015 Federal Budget. The amendments received Royal Assent on June 19, 2014.

Fiscal Equalization Payments

New Brunswick is one of six provinces to receive fiscal equalization payments from the federal government. The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation. New Brunswick's equalization payment for the fiscal year ended March 31, 2014 was $1,562.0 million and for the fiscal year ended March 31, 2015 was $1,666.0 million. Fiscal equalization payments accounted for 21.3% of total ordinary revenue for the fiscal year ended March 31, 2014 and 20.9% of the total ordinary revenue for the fiscal year ended March 31, 2015.

Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”)

In 2014-2015 the federal government provided annual funding through the CHT and CST in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories. For the fiscal year ended March 31, 2014, major health and social transfers totaled $947.0 million which accounted for 12.9% of total ordinary revenue. For the fiscal year ended March 31, 2015, major health and social transfers totaled $953.9 million which accounted for 12.0% of total ordinary revenue. The federal government on December 19, 2011 announced intended changes to its major transfers. As previously legislated, the CHT will be allocated on an equal per capita basis starting in 2014-2015, when current legislation incorporating the 10-Year Plan to Strengthen Health Care expires. The legislated growth of the total CHT cash envelope will continue to grow at 6% annually through 2016-2017. Beginning 2017-2018, the total CHT cash envelope will grow in line with a three-year moving average of nominal GDP, with a 3% floor. The legislated growth of the total CST cash envelope will continue to grow at 3%.

Fiscal Stabilization Program

Under the Fiscal Stabilization Program, the federal government may make unconditional payments to a Province when total revenues of that Province, as per the federal definition, fall short of the previous year’s total due to a downturn in economic activity.

24

Exhibit "99.1" Current Province of New Brunswick Description

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2015 the Province's ordinary expenditure was $8,164.4 million, 3.9% higher than the ordinary expenditure for the fiscal year ended March 31, 2014. The net increase of $308.7 million was due in large part to a one-time expense associated with the reform of the Teachers’ Pension Plan. Other contributing factors include growth in Transportation and Infrastructure, Health, Education, Social Development, and Protection Services. The total budget for ordinary account expenditures for the year ending March 31, 2016 is $8,029.0 million.

Ordinary Account Expenditure
	Year Ending March 31,
					Budget
					Estimates
	2012	2013	2014	2015	2016
	(In millions of dollars)
Central Government	723.4	815.1	827.9	756.7	869.9
Economic Development	138.0	147.8	149.9	186.4	168.3
Education	1,642.4	1,675.3	1,682.8	1,953.6	1,690.8
Employment Development and Labour	113.4	105.0	143.9	126.5	135.9
Social and Community Services	1,025.4	1,048.7	1,069.1	1,108.2	1,117.7
Health	2,546.5	2,588.4	2,610.3	2,620.9	2,674.5
Protection Services	219.1	222.5	217.9	247.1	234.1
Resource Sector	192.4	211.1	196.4	169.1	155.6
Service of the Public Debt	661.8	660.3	661.9	675.3	685.0
Transportation and Infrastructure	286.9	289.2	295.6	320.6	297.2
	7,549.3	7,763.4	7,855.7	8,164.4	8,029.0

Economic Development

Budgeted Economic Development expenditure of $168.3 million represents 2.1% of the total budgeted expenditure for the fiscal year ending March 31, 2016 and is made up of the Department of Tourism, Heritage and Culture ($52.4 million), Opportunities New Brunswick ($50.9 million), and the Regional Development Corporation ($65.0 million).

Education

The Province budgeted $1,690.8 million (21.1% of total budgeted expenditure) for the fiscal year ending March 31, 2016 for Education expenditures. This is made up of estimated operating expenditures of elementary and secondary schools totaling $1,118.6 million, budgeted operating grants to universities estimated at $275.0 million, estimated grants and costs for the New Brunswick Community Colleges of $202.8 million, and General Government expenditures estimated at $94.4 million.

Employment Development and Labour

The Employment Development and Labour expenditure budget of $136.0 million represents 1.7% of the total budgeted expenditures for the fiscal year ending March 31, 2016. This is made up of estimated operating expenditures of the Department of Post-Secondary Education, Training and Labour.

Social Development

The total budgeted expenditures in this area for the March 31, 2016 fiscal year are $1,117.7 million (13.9 % of total budgeted expenditures). This is made up of programs with the Department of Social Development ($1,113.7 million) and a portion of General Government ($4.0 million). Programs included in the Department of Social Development are: an income security program, a child welfare and youth services program, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

25

Exhibit "99.1" Current Province of New Brunswick Description

Health

The total budgeted expenditures in this area for the March 31, 2016 fiscal year are $2,674.5 million, 33.3% of total budgeted expenditure. The Province pays operating expenditures of approved public hospitals to cover the cost of supplying hospital services. The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents. For the fiscal year ending March 31, 2016, expenditure on health services is estimated at $2,596.1 million for the Department of Health and $78.4 million for a portion of General Government.

Protection Services

The Protection Services budgeted expenditure of $234.1 million represents 2.9% of total expenditure budgeted for the fiscal year ending March 31, 2016 and is made up of the Department of Justice ($42.5 million), the Office of the Attorney General ($18.0 million), the Department of Public Safety ($166.3 million), and a portion of General Government ($7.3 million).

Resource Sector

Budgeted expenditure for the Resource Sector is $155.6 million and represents 1.9% of the total budgeted expenditure for the fiscal year ending March 31, 2016 and is made up of the Department of Agriculture, Aquaculture and Fisheries ($37.5 million), a portion of the Department of Environment and Local Government ($12.9 million), the Department of Natural Resources ($93.3 million), the Department of Energy and Mines ($8.6 million), and a portion of General Government ($3.3 million).

Transportation and Infrastructure

The Transportation and Infrastructure services budgeted expenditures of $297.3 million represents 3.7% of the total budgeted expenditure for the fiscal year ending March 31, 2016. The Province budgeted $297.0 million for the planning, design and maintenance of highways and public buildings and the operation of ferry services and $0.3 million for a portion of General Government.

Central Government

The Central Government expenditure of $869.9 million estimated for the fiscal year ending March 31, 2016 represents 10.8% of total budgeted expenditure and is made up of expenditures of the Department of Finance ($17.3 million), a portion of the Department of Environment and Local Government ($126.5 million), General Government ($367.2 million), the Department of Government Services ($53.7 million), the Department of Human Resources ($3.4 million), other central agencies ($42.4 million), and Consolidated Entities ($259.4 million).

Service of the Public Debt

For the fiscal year ending March 31, 2016 the estimate of $685.0 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 8.5% of the total budgeted expenditure.

Net Capital Expenditures

The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2015 and the Budget Estimates for the fiscal year ending March 31, 2016. The table also shows the total amount of recoveries through cost-sharing agreements with the federal government.

26

Exhibit "99.1" Current Province of New Brunswick Description

Net Capital Expenditure
		Year Ending March 31
					Estimate
	2012	2013	2014	2015	2016
	(In thousands of dollars)
EXPENDITURES
Bridges	61,769	43,026	33,940	48,708	78,702
Economic and Regional Development	4,585	4,835	4,000	3,575	19,168
Highways	205,097	681,913	206,323	202,270	291,386
Hospitals	56,438	41,801	49,034	198,396	60,200
Maritime Provinces Higher Education
Commission – Capital Grants	7,500	7,500	2,000	2,000	2,000
Other Public Buildings	111,978	40,003	21,702	11,697	29,775
Permanent Parks	499	750	1,273	678	2,564
Schools	66,416	81,511	104,396	92,550	95,861
Vehicles	19,887	10,072	10,016	9,774	14,000
Other	1,530	871	1,837	1,598	3,410
	535,699	912,282	434,521	571,246	597,066
RECOVERIES
Recoveries from Canada - Highways	45,359	220,520	14,964	5,397	8,015
Other Recoveries	2,276	2,541	14,281	8,955	2,690
	47,635	223,061	29,245	14,352	10,705
Net Capital Expenditures	488,064	689,221	405,276	556,894	586,361

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts. Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature. For the fiscal year ending March 31, 2016, gross revenue is estimated at $153.7 million from the various agencies and expenditures are estimated at $149.4 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry. Such assistance has been channeled principally through the Department of Economic Development, the Department of Social Development, the Department of Agriculture, Aquaculture and Fisheries, New Brunswick Energy Efficiency and Conservation Agency, Provincial Holdings Ltd., and Post-Secondary Education, Training and Labour and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments. Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements. Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

Economic Development

The Minister of Economic Development is responsible for assistance provided under the Economic Development Act:

The Economic Development Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council. At March 31, 2015, loans and guarantees under the Economic Development Act amounted to approximately $274.7 million. The allowance for doubtful accounts on these loans and guarantees amounted to $129.5 million.

27

Exhibit "99.1" Current Province of New Brunswick Description

Agriculture, Aquaculture, and Fisheries

The Minister of Agriculture, Aquiculture and Fisheries is responsible for assistance provided under the Agricultural Development Act and the Fisheries and Aquaculture Development Act:

The Agricultural Development Act provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province. At March 31, 2015, loans and guarantees outstanding were $17.0 million. The allowance for doubtful accounts totaled $4.9 million.

The Fisheries and Aquaculture Development Act provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment. At March 31, 2015, loans and guarantees outstanding amounted to $35.2 million. The allowance for doubtful accounts totaled $21.2 million.

Social Development

The Department of Social Development carries out the provincial government's housing policies. Loans are issued pursuant to the New Brunswick Housing Act. At March 31, 2015, loans under the New Brunswick Housing Act totaled $31.2 million. The allowance for doubtful accounts on these loans totaled $5.9 million. In accordance with Canadian public sector accounting standards, loans that will be repaid through future provincial appropriations are expensed at the time of issue.

Post-Secondary Education, Training and Labour

The Department of Post-Secondary Education, Training and Labour administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2015, the total of student loans outstanding was $455.2 million. The allowance for doubtful accounts on these loans totaled $101.6 million.

FINANCING

Financing Requirements

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to the CPA Canada Handbook as well as several other relatively small items are not included in the budget since they are non-budgetary items. Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2015 were $1,542.0 million and for the fiscal year ending March 31, 2016 are estimated at approximately $1,827.0 million. These amounts include borrowing on behalf of NB Power in the amount of $480 million for the fiscal year ending March 31, 2016 and no NB Power borrowing for the fiscal year ended March 31, 2015.

Non-Public Borrowing

The Province borrows from two non-public sources, the Canada Pension Plan Investment Board (“CPP”) and the New Brunswick Immigrant Investor Fund (2009) Ltd (“NBIIF”).

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate. When the CPP generates surpluses, the excess funds are invested in capital markets. In the past, funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government at a rate based on the federal government's long-term public market borrowing costs. Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP to be rolled over upon maturity on a one-time basis at a cost equal to the respective province’s market rate. At March 31, 2015, New Brunswick had outstanding borrowings from the CPP of $834.3 million.

The NBIIF was established as a Crown corporation under the Department of Business New Brunswick to manage NB’s share of funds from a federal immigrant program. The federal government program was established to attract immigrants to Canada. Under this program potential immigrants may make a financial investment of $800,000 as part of a requirement for attaining Canadian citizenship. The proceeds are divided and distributed among the participating provinces. A federal government condition of the program is that investors receive their principal back after five years. To ensure that this occurs, the NBIIF invests a portion of the money received from investors (collected by the federal government) in five year zero coupon government bonds. The Province of New Brunswick issues bonds directly to the NBIIF to the exact maturity date required. The first bonds were issued in February of 2011.

28

Exhibit "99.1" Current Province of New Brunswick Description

Public Borrowing

At March 31, 2015, the Province had outstanding long-term borrowings for provincial purposes from non-CPP sources totaling $13,979.1 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars, U.S. dollars, and Swiss Francs. Not included in this amount is $4,607.1 million borrowed on behalf of NB Power.

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below.

Funded Debt
	Year ended March 31,
	2011	2012	2013	2014	2015
	(In millions of dollars)
Canada Pension Plan Liabilities	834.3	834.3	834.3	834.3	834.3
New Brunswick Immigrant Investor Fund (2009) Ltd.	24.8	66.4	66.4	157.4	174.5
Provincial Purpose Public Debt	11,127.3	11,951.7	11,951.7	13,101.9	13,804.6
Advances to NB Power	4,662.3	4,654.6	4,654.6	4,566.3	4,607.1
Total	16,623.9	17,440.6	17,440.6	18,659.9	19,420.5

Growth of Funded Debt for Provincial Purposes

The following tables illustrate the rate of change of the Province's outstanding provincial purpose funded debt and present certain ratios relating that growth to economic indicators. The following tables do not include $665.0 million borrowed during fiscal year 2011, $530.0 million borrowed during fiscal year 2012, $450.0 million borrowed during fiscal 2013, and $180 million borrowed during fiscal 2014, and $0 million borrowed during fiscal 2015 on behalf of NB Power.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all provincial purpose funded debt. Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province. Interest earned on such investments is added to the sinking fund and is reinvested in approved securities. At March 31, 2015 the value of the sinking fund applicable to debt issued for provincial purposes amounted to $4,049.6 million. For the fiscal year ended March 31, 2015, earnings on investments held for the repayment of provincial purpose debt amounted to $195.9 million.

Outstanding Net Provincial Purpose Funded Debt[1] (In millions of dollars unless otherwise indicated)
At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)

2011	10,739.1	850.0	300.0	11,986.4	4,341.4	7,645.0	21.8
2012	10,865.5	1,600.0	300.0	12,852.4	4,237.0	8,615.4	12.7
2013	11,545.3	1,500.0	300.0	13,438.3	3,955.8	9,482.5	10.1
2014	12,436.7	1,400.0	300.0	14,093.6	3,883.9	10,209.7	7.7
2015	13,156.5	1,400.0	300.0	14,813.4	4,049.6	10,763.8	5.4

29

Exhibit "99.1" Current Province of New Brunswick Description

Comparative Debt Statistics
	Year ended March 31,
	2011	2012	2013	2014	2015
	(In millions of dollars unless otherwise indicated)
Gross Domestic Product at market prices[3]	31,500.0	31,723.0	31,857.0	32,056.0	32,953.6
Household Income[3]	27,637.0	28,600.0	29,450.0	30,032.0	30,692.7
Total Revenue	7,542.8	7,805.9	7,787.9	7,778.0	8,340.2
Net Funded Debt	7,645.0	8,615.4	9,482.5	10,209.7	10,763.8
As % of Gross Domestic Product	24%	27%	30%	32%	33%
As % of Household Income	28%	30%	32%	34%	35%
As % of Ordinary Revenue	101%	110%	122%	131%	129%

1 Debt securities are reported in the currency in which they were originally issued. Some issues have been hedged into Canadian dollars.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

3 2015 value based on NB Department of Finance forecast

Provincial Purpose Funded Debt Maturity Schedule For Securities Outstanding at March 31, 2015 (In millions of dollars[1] )

Year ended March 31	CAD$	USD	CHF	Total in CAD$[2]

2016	327.0	0	300.0	648.4
2017	243.8	500.0	0	828.6
2018	1,129.8	0	0	1,129.8
2019	56.9	750.0	0	660.9
2020	863.9	0	0	863.9

2016-2020	2,630.6	1,250.0	300.0	4,140.8
2021-2025	3,931.1	150.0	0	4,081.8
2026-2030	728.4	0	0	728.4
2031-2035	550.0	0	0	550.0
2036-2040	2,206.9	0	0	2,206.9
2041+	3,105.5	0	0	3,105.5

Total	13,156.5	1,400.0	300.0	14,813.4

1 Debt securities are shown in currency in which they were issued.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent as some of that debt may have been swapped.

From April 1, 2015 to date the Province has borrowed $1,300.2 million including $300 million on behalf of NB Power.

Unfunded Debt

The Province follows an accrual accounting system, as such, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities. Such unfunded debt is not secured by debt instruments.

30

Exhibit "99.1" Current Province of New Brunswick Description

At March 31, 2015, the Province's unfunded debt was as follows:

At March 31, 2015 (In millions of dollars)

Bank Advances and Short Term Borrowing	1,218.2
rust Deposits	372.3
ounts Payable and Accrued Expenditures	2,568.1
Deferred Revenue	489.3

Total Unfunded Debt	4,647.9

This unfunded debt is partially offset by assets of the Province in the amount of $3,539.2 million, represented by $1,659.6 million of cash and short term investments, $332.7 million of receivables and advances, $1,235.2 million of taxes receivable, $49.9 million of inventories, and $261.8 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2015 with comparable numbers as at March 31, 2014:

	2014	2015
Bank Loans
Under Various Acts	86.3	75.1
Less: Provision for Possible Losses	32.0	33.0
Total Contingent Liabilities	54.3	42.1

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CPA Canada Handbook, guarantees associated with the debt of the New Brunswick Municipal Finance Corporation are not included in the previous table. These guarantees are as follows:

	At December 31, (In millions of dollars)

	2013	2014

Bonds, Debentures and Notes
New Brunswick Municipal Finance Corporation	863.6	879.3
Accrued Interest	3.1	3.0
Total	866.7	882.3

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NB Power and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt. Municipalities, with the exception of the City of Saint John, are required to obtain approval from the provincial government before borrowing money for capital expenditures.

31

Exhibit "99.1" Current Province of New Brunswick Description

Consolidated Funded Debt of the New Brunswick Public Sector
(In millions of dollars)

Province of New Brunswick
	Funded Debt	14,813.4
	Less: Sinking Funds	4,049.6
		10,763.8
Municipalities
	Funded Debt	879.3
Total Public Sector Debt		11,643.1

Information in the foregoing table relative to the Province is at March 31, 2015, and information relative to municipalities is the amount outstanding at December 31, 2014. Excluded is $4,135.8 million (net of sinking funds of $471.3 million) borrowed by the Province on behalf of NB Power. This debt is paid out of the operating revenues of NB Power rather than out of provincial revenues.

32

Exhibit "99.1" Current Province of New Brunswick Description

PUBLIC SECTOR PENSION LIABILITIES

In September 2011, the government commissioned a Task Force to examine New Brunswick’s public sector pension system with a goal of ensuring a system that is secure, sustainable, and affordable. As a result of their review, the Task Force, which worked collaboratively with unions, recommended that government adopt a new shared risk pension model. In 2012, the Pension Benefits Act was amended to allow for shared risk pension plans. Generally speaking, shared risk pension plans are managed to meet defined benefit targets, however, if plan assets are insufficient to meet these targets, employers are not required to fund the deficiency. To provide security to plan members, the plans have to pass, on an annual basis, rigorous risk management and stress testing.

- The Pension Plan for Certain Bargaining Employees of New Brunswick Hospitals and the Pension Plan for C.U.P.E. Employees of New Brunswick Hospitals were converted to shared risk pension plans in fiscal 2012-2013.

- On January 1, 2014, the former Public Service Superannuation Act plan from which pensions were paid to most government employees and to certain employees of boards or institutes affiliated with the Province, was converted to a shared risk pension plan ( i.e. the Public Service Shared Risk Plan (“PSSRP”).

- Effective July 1, 2014, the Teachers’ Pension Act was repealed, replaced with the Teachers’ Pension Plan Act (“TPP”). The new TPP includes fundamental concepts of shared risk pensions including the legal separation of the Province from the assets and liabilities of the plan.

- Also, effective July 1, 2014, the Members Superannuation Act and Members Pension Act were amended to reflect that benefits are now subject to conditional indexing and future service will now be part of the PSSRP.

Under the PSSRP, employees contribute approximately 8.0% on average of their salaries into the Public Service Shared Risk Plan Fund, with approximately 9,370 contributing active provincial employees. The Province and other designated employers are required to contribute 12.5% of earnings for the next four years. Employer contributions will decline over time such that as of January 1, 2029, the costs are shared equally between the employees and the employer. The Province contributed $74.2 million for the year ended March 31, 2015. The Province will contribute approximately $77.2 million for the fiscal year ending March 31, 2016. The Net Assets available for benefits of the PSSRP was $6,567.3 million as of December 31, 2014.

The TPP establishes a plan for the payment of pensions to retired teachers or their surviving spouses and dependents. Approximately 7,861 teachers are contributing into the Teachers Pension Plan Fund. Teachers covered contribute approximately 8.5% on average of their salaries, with the employer contributing 12% of pensionable earnings. Employer contributions will decline over time such that in 2024, employer contributions will match teachers’ contributions. The Province contributed $63.5 million for the year ended March 31, 2015. The Province will contribute approximately $72.8 million for the fiscal year ending March 31, 2016. The Net Assets Available for Benefits for the TPP was $5,061.5 million as at December 31, 2014.

A thorough review of Public Sector Accounting Standards for retirement benefits was performed in fiscal 2014-2015. These standards provide guidance on accounting for pension plans. Shared risk/targeted pension plans do not clearly fit into categories presented in the standards. In order to determine the appropriate accounting treatment for the pension plans, the Province was required to use professional judgment, which the standards permit for complex plans. Governing documents, legislation and information provided to plan members were key sources of information used in the analysis. Based on this review, the Province has determined that an accounting treatment where pension expense equated to employer contributions required to be paid during the period most closely suits the economic substance and risk profile of the pension plans.

One of the key features of the shared-risk pension model is the relationship between the Province and the plans. All decisions regarding the operation and administration of the plans are made by the plan trustees; guided by the plan documents.

The Province’s obligation with respect to these plans is to make contributions as requested by the plan trustees and set out in the plan funding documents. The funding documents also establish the maximum amounts by which the rates can be increased or decreased from the initial contribution rate; the increases and decreases are fixed within a narrow range. The plans are jointly funded by employees and the Province. The responsibility to pay benefits to members of the plans belongs solely with the plan trustees following the governing documents, with the exception of the benefits protected under the PSSRP guarantee.

33

Exhibit "99.1" Current Province of New Brunswick Description

The Province has guaranteed that retirement benefits for members of the PSSRP will never be less than the base benefits at the time of conversion from the former Public Service Superannuation plan. On conversion, the obligation for paying retirement benefits to the members of the former plan and the assets of this plan were transferred to the trustees of the PSSRP.

While the assets and primary obligation to pay benefits were transferred, there is a residual obligation to the Province as a result of the guarantee. Actuarial assumptions, based upon management’s best estimates have determined that there is no residual liability relating to the guarantee as at March 31, 2015. Should a liability arise in the future, it will be recorded in the year it occurs. There has been no guarantee provided to members of any other converted pension plan.

With the exception of the PSSRP guarantee, the Province has no residual liability for the pension obligations of these plans and therefore, as of the March 31, 2015 financial statements, the Province is no longer recording an asset or liability for the PSSRP and the TPP plans. As in previous years, the Shared Risk Plans for Certain Bargaining Employees of New Brunswick Hospitals and C.U.P.E. Employees of New Brunswick Hospitals continue to be recorded as defined contribution plans and no assets nor liabilities are recorded on the Province’s financial statements.

In addition to the shared risk and target benefited plans mentioned above, the Province sponsors several defined benefit pensions plans, including three separate school district pension plans totaling $424.6 million in assets. The plans have December 31 year-ends. The total liability was approximately $66.4 million on an actuarial basis with a $24.5 million deficit on an accounting basis. The Province also sponsors pension plans for provincial court judges with a total actuarial unfunded liability of $36.5 million and an accounting unfunded liability of $31.4 million as at March 31, 2015. If at any time these plans are found to be deficient, the Province is required to contribute an amount sufficient to fully fund the obligations.

As previously mentioned, as of September 23, 2014, all elected/re-elected MLAs of the September 22, 2014 provincial election commenced participation in the PSSRP. The Province has recorded a $74.5 million actuarial unfunded liability and the $66.4 million accounting unfunded liability related to service accrued prior to the curtailment of the plan.

The Province also provides benefits on salary that is in excess of the maximum salary covered under the plans, as well as enhanced provisions for Deputy Ministers, Ministers and valorous early retirement initiatives. During fiscal 2014-2015, a Retirement Compensation Arrangement (”SERP”) was established in order to receive contributions and pay benefits related to these additional programs. The SERP currently has a $338.7 million actuarial unfunded liability and a $257.4 million accounting unfunded liability

The Province also contributes to the Pension Plan for Part-time and Seasonal Employees. The Province contributes a fixed percentage of employee wages and has no future obligation.

New Brunswick Investment Management Corporation

In 1996, legislation was proclaimed establishing the New Brunswick Investment Management Corporation.  The corporation acts as trustee and investment manager for the Provincial Court Judges’ Pension Fund and has entered into contracts with the boards’ of trustees for the PSSRP and the TPP to provide investment management services to their respective funds.

34

Exhibit "99.1" Current Province of New Brunswick Description

NEW BRUNSWICK POWER CORPORATION

On October 1, 2013, New Brunswick Power Corporation (NB Power) became a single, integrated Crown Corporation. By enactment of the New Brunswick Electricity Act, the former NB Power Group of Companies, New Brunswick Electric Finance Corporation (“NBEFC”), and the New Brunswick System Operator (“NBSO”) were amalgamated into a new vertically integrated Corporation. New Brunswick Power Generation Corporation remained a wholly owned subsidiary of NB Power, with a name change to New Brunswick Energy Marketing Corporation (“NB Energy Marketing”).

NB Power provides New Brunswickers with electricity at the lowest possible cost consistent with safety, reliability and the environment. The electricity is generated at 13 facilities and delivered via power lines, substations and terminals to more than 397,000 direct and indirect customers within New Brunswick. In addition, NB Power exports electricity to New England, Quebec, Nova Scotia, and Prince Edward Island through our subsidiary, NB Energy Marketing.

Information contained in this report is based on NB Power’s Annual Report of 2014-2015, updated for significant events.

At March 31, 2015, NB Power generated electricity at 13 nuclear, hydro, coal, oil, and diesel-powered stations, with an installed net capacity of 3,513 megawatts comprised of 1,439 megawatts of thermal, 889 megawatts of hydro, 660 megawatts of nuclear and 525 megawatts of combustion turbine capacity. Gross investment in all plants at March 31, 2015, excluding construction in progress, was $6,028 million.

At March 31, 2015, NB Power maintained 6,849 kilometers of transmission lines and 20,815 kilometers of distribution lines representing a gross investment of $415 million and $938 million, respectively. NB Power also had a gross investment of $654 million excluding construction in progress, in terminals and substations.

NB Power has extensive interconnection facilities to take advantage of its favourable geographic position between the two very large electric power systems in Quebec and New England and the other two Maritime Provinces. At March 31, 2015 interconnection capacity was as follows:

Interconnection Capacity

Utility System	Megawatts (MW)
	Import	Export

Québec	773	770
New England	550	1,000
Nova Scotia	350	300
Prince Edward Island	105	210

Total	1,778	2,280

NB Power exports energy to Northern Maine and New England pursuant to export permits from the National Energy Board expiring in the 2016-2017 period.

Rates

On October 1, 2015, NB Power increased electricity rates in all classes by 1.6% as per the provisions of the new Electricity Act.

Significant Events

The following significant events impacted NB Power’s 2014-2015 financial results:

35

Exhibit "99.1" Current Province of New Brunswick Description

Storms

New Brunswick experienced several large storms during fiscal 2014-2015. The most notable being post-tropical storm Arthur (“Arthur”). Arthur lasted for 27 hours on the weekend of July 5-6, 2014 and affected a 400-km-wide area of New Brunswick, parts of Nova Scotia and Prince Edward Island. With over 100km/h strong wind gusts and up to 143 mm of rain, it became the most damaging storm in NB Power’s history with total costs of $23 million. Approximately 195,000 customers – 60% of NB Power’s customer base – were affected by multiple outages. There were also several large Nor’Easters during winter 2014-2015 that brought heavy snow, ice and high winds resulting in several outages.

Revised Investment Strategy For Nuclear Funds

The 2014-15 year includes investment gains of $49 million incurred on the transition of investments to align with a revised investment strategy being implemented. The investment portfolio is being transitioned to a more diversified asset mix to provide better inflation protection and reduce future expected contributions over the long-term.

Overview of Financial Performance

NB Power’s net earnings were $73 million for the year ended March 31, 2015, compared to $55 million in the prior year. The significant factors that contributed to the $18 million year-over-year variance were:

  increased realized and unrealized gains on nuclear trust fund investments of $70 million increased gross margin of $9 million mainly due to
•	lower overall purchased power prices than in prior year
•	higher in-province revenue due to a two per cent rate increase, colder weather, and increased load partially offset by

•	lower out-of-province revenue as a result of lower opportunity sales to Quebec, PEI, and Nova Scotia, and lower export prices due to market
•	lower hydro flows (1% below long-term average in 2014-2015 compared to 15% above long-term average in 2013-2014)

partially offset by

  increased operations maintenance and administration expense of $40 million in 2014/15 mainly due to higher costs associated with unplanned and extended PLGS outages and higher storm costs partially offset by lower pension expense due to conversion to shared risk model increased amortization and decommissioning expense of $9 million in 2014/15 mainly due to shortened life of PLGS closure plugs and streetlights being replaced with LED lights decreased miscellaneous revenue of $7 million in 2014-2015

Net Debt

In 2014-2015, NB Power’s net debt decreased by $103 million. The decrease was mainly due to cash flow from operations partially offset by capital spending (see Liquidity and Capital Resources section for more detail).

Operating Results

Revenues

Total revenues were $1,791 million in 2014-2015, a $6 million or 0% increase compared to 2013-2014.

In-province sales of power totaled $1,374 million in 2014-2015, representing a $46 million or 3% increase from 2013-2014. The main contributors to the year-over-year variance were:

(a)	$46 million increase due to colder weather, a 2% rate increase on October 1, 2014, increased residential, industrial, wholesale and general service load

In 2014-2015, out-of-province sales of power were $346 million, a decrease of $45 million or 12% compared to 2013-2014. The main contributors to the year-over-year variance were:

36

Exhibit "99.1" Current Province of New Brunswick Description
(a)	$31 million decrease due to lower volumes mainly due to less opportunity sales to Quebec, PEI, and Nova Scotia.
(b)	$14 million decrease due to lower market prices

Miscellaneous revenue was $71 million in 2014-2015, a decrease of $7 million compared to 2013-2014. This decrease was mainly due to proceeds from warranty claim, associated with the nuclear closure plugs, in prior year.

For the fiscal year ended March 31, 2015, energy was supplied as follows:

Composition of Energy Supply

	Total	In Province
	(%)

Hydro	13.6	17.4
Thermal	20.8	21.6
Nuclear	24.7	29.9
Purchases	40.9	31.1

Total	100.0	100.0

Fuel and Purchased Power

The cost of fuel and purchased power was $826 million in 2014-2015, a decrease of $8 million or 1% from 2013-2014. The year-over-year variance in fuel and purchased power costs was mainly attributable to:

(a)	$20 million lower supply costs due to lower purchase price in 2014-2015
(b)	$16 million lower overall volumes required

partially offset by

(c)	$28 million lower hydro flows

Operations, Maintenance and Administration

Operations, maintenance and administration costs were $477 million in 2014-2015, a $40 million or 9% increase compared to 2013-2014. The significant changes were:

(a)	$28 million higher costs associated with PLGS planned and forced outages, and an increased effort to improve equipment reliability by reducing backlogged maintenance work orders
(b)	$18 million higher costs associated with storms
(c)	$7 million higher costs associated with thermal plant planned and forced outages partially offset by

(d)	$14 million lower pension expense due to change to shared risk model

Amortization and Decommissioning

Amortization and decommissioning costs were $29 million in 2014-2015, a $9 million or 4% increase compared to 2013-2014. The significant changes were:

(a)	$7 million adjustment shortened life of nuclear plugs
(b)	$3 million increase replacing street lights with new LED lights
(c)	$3 million write off of assets that are technologically obsolete
(d)	$2 million capitalization or refurbishment costs at Eel River

37

Exhibit "99.1" Current Province of New Brunswick Description

partially offset by

(e)	$8 million adjustment to the decommissioning asset at Dalhousie, used fuel management, Coleson Cove, Grand Lake and Belledune

Finance Charges

Finance charges were $66 million in 2014-2015. This represents a $70 million or 51% decrease from 2013-2014. The significant changes were:

(a)	$70 million higher income on sinking funds, realized and unrealized gain on nuclear funds as a result of transitioning investments as part of a revised investment strategy, lower long-term debt levels outstanding during 2014-2015, more interest charged to deferrals partially offset by higher foreign exchange on U.S. debt.

Liquidity and Capital Resources

Capital expenditures, net of customer contributions, were $214 million in 2014-2015. This year-over-year increase of $35 million or 20% resulted primarily from the following:

(a)	$33 million increased regular capital spending
(b)	$6 million increase spending on the Eel River project partially offset by decreased spending on the Reduce and Shift Demand project

Cash Flow from Operating Activities

Cash flow from operating activities in 2014-2015 increased by $94 million to $317 million. This increase mainly resulted from higher gross margin partially offset by higher OM&A.

Free Cash Inflow

Free cash inflow was $103 million in 2014-2015, an increase of $59 million compared to 2013-2014. The primary reason for the increase was:

(a)	higher gross margin partially offset by higher OM&A and increased capital expenditures.

Total Debt

The NB Power’s debt decreased by $103 million in 2014-2015 and was mainly due to increased cash flow from operating activities and partially offset by increased capital expenditures.

Statistical Information

The following tables set forth certain statistical information for the five fiscal years ended March 31, 2015.

Selected Output and Sales Data
	2011	2012	2013	2014	2015
System Power Generated and Purchased (In millions of kilowatt hours)
Generated	7,587	7,407	7,463	11,985	11,660
Purchased	9,546	9,780	10,595	7,989	8,057
	17,133	17,187	18,058	19,974	19,717
Less: Station service and losses (transformer and transmission)	1,143	923	1,054	684	675
Total Energy Available	15,990	16,264	17,004	19,290	19,042

Electric Sales
In-province	12,658	12,862	12,885	13,388	13,648
Out-of-province	2,994	3,132	3,725	4,966	4,575
Total Electric Sales	15,652	15,994	16,610	18,354	18,223

Revenue from Sale of Power (In millions of dollars)
In-province	1,246	1,266	1,269	1,328	1,374
Out-of-province	250	225	254	391	346
Total revenue from sale of power	1,436	1,491	1,523	1,719	1,720
Miscellaneous revenue and transmission	120	155	82	78	71

Total Revenue	1,616	1,646	1,605	1,797	1,791

Number of Customers (direct and indirect)	387,935	391,91	394,585	397,588	397,633
Average Revenue per kilowatt-hour
In-province	9.84¢	9.84¢	9.85¢	9.92¢	10.07¢
Out-of-province	8.35¢	7.18¢	6.82¢	7.87¢	7.56¢

38

Exhibit "99.1" Current Province of New Brunswick Description

The following summary financial information was extracted from the audited consolidated financial statements of NB Power Corporation.

Summary Combined Balance Sheet
	As at March 31,
	2014	2015
	(in millions of dollars)
Assets
Current assets	681	553
Fixed assets	4,072	4,011
Long-term asset	2,089	2,227
Other asset	21	20
Total Assets	6,863	6,811
Liabilities and Deficits
Current liabilities	1,153	1,740
Long-term debt	4,567	4,025
Deferred liabilities	744	721
Shareholder equity	399	325
Total Liabilities and Shareholder’s Equity	6,863	6,811

Summary of Combined Statement of Earnings
	Year Ended march 31,
	2011	2012	2013	2014	2015
	(in millions of dollars)
Revenues	1,616	1,646	1,605	1,797	1,791
Expenses
Fuel and purchased power	874	742	807	834	826
Transmission	90	87	-	-	-
Operations, maintenance and administration	416	409	449	437	477
Amortization & decommissioning	199	217	184	230	239
Taxes	40	40	39	36	37
Regulatory deferrals	(216)	(175)	(82)	69	73
Finance charges	114	95	143	136	66
Impairment of long-term asset	-	-	-	-	-
	1,517	1,415	1,540	1,742	1,718
Earnings (loss) before special payments in lieu of income taxes	99	231	65	55	73
Less: Special payments in lieu of income taxes	32	58	-	-	-
Net Earnings (Loss) for the Year	67	173	65	55	73

39

Exhibit "99.1" Current Province of New Brunswick Description

Summary Combined Statement of Cash Flow
	Year Ended March 31,
	2011	2012	2013	2014	2015
	(in millions of dollars)
Net Inflow (Outflow) of Cash Related to the Following Activities:
Net income (loss)	67	173	65	55	73
Non-cash items	226	215	189	241	183
Net change in non-cash working capital balances	(36)	53	19	(45)	85
Nuclear decommissioning and used fuel management funds installments and earnings[1]	(22)	(22)	(14)	(14)	(17)
Other	(234)	(228)	(155)	(14)	(7)
Cash from operating activities	1	191	104	223	317
Cash from financing activities	188	67	185	(42)	(103)
Cash from investing activities	(183)	(264)	(294)	(179)	(214)
Net Cash Inflow (Outflow)	6	(6)	(5)	2	-
Cash and short-term investments
Beginning of Year	4	10	6	1	3
End of year	10	4	1	3	3

1 NB Power established a decommissioning segregated fund and a used nuclear fuel segregated fund to meet the license conditions of the Station as set by the Canadian Nuclear Safety Commission (“CNSC”). The funding requirement is established yearly based on the current obligation and market value of the funds. The amount of the contribution in the 2014-2015 year was nil (2013-2014 – nil). NB Power has also established a trust fund pursuant to the federal Nuclear Fuel Waste Act (“NFWA”). In accordance with the NFWA, the Nuclear Waste Management Organization (“NWMO”) was formed to prepare and review alternatives and provide recommendations for long-term management of nuclear waste. In June 2007, the Government of Canada announced its decision to accept the long-term disposal plan proposed by the NWMO. The amount of the contribution in the 2014-2015 year was $6 million (2013-2014 - $5 million). The funds contained in the established funds to meet the license conditions of the PLGS described above will also be used to meet these requirements.

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Exhibit "99.1" Current Province of New Brunswick Description

PROVINCE OF NEW BRUNSWICK FUNDED DEBT OUTSTANDING AT MARCH 31, 2015 (in thousands of dollars)
Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Currency Amount	Outstanding Amount CDN	Date Issued	Note
Repayable in United States Dollars:
21 Feb. 2017	5.2	1	GR	500,000.0	584,750.0	Feb. 2007	2, 9
15 June 2018	2.75	1	HD	750,000.0	734,000.0	June 2011	2, 22
15 May 2020	9.75	1	DU	200,000.0	239,145.0	May 1990	2, 10
1 May 2022	8.75	1	EI	200,000.0	224,630.0	May 1992	2, 11
				1,650,000.0	1,782,525.0
Repayable in Swiss Francs
4 Mar. 2016	2.8885	1	GY	300,000.0	321,390.7	Mar 2009	2, 13

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Exhibit "99.1" Current Province of New Brunswick Description

FUNDED DEBT OUTSTANDING AS AT 31 MARCH 2015
Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Outstanding Amount CDN (in thousands of dollars)	Date Issued	Note
12 May 2015	8.75	1	FF	200,000.0	May 1995	2
30 Sept 2015-26 Feb 2016	0.00	1	NBIIF	24,826.9	Feb, March 2011	18
3 Dec. 2015	4.3	1	GN	500,000.0	June 05, Jan 06	2, 6
22 Feb 2016	Floating	1	HJ	180,000.0	Feb. 2013, June 2013	2,26
31 Mar. 2016-28 Feb 2017	0	1	NBIIF	41,534.4	Apr 11 – Feb 12	18
21 July 2016	4.7	1	GQ	600,000.0	July 06, Aug 2010	2, 21
31 Mar. 2017-29 Mar. 2018	0	1	NBIIF	34,117.3	Apr. 2012-Mar. 2013	18
27 June 2017	6.75	1	FO	250,000.0	June 1997	2
27 Dec. 2017	6	1	FP	250,000.0	Nov. 1997	2
14 Mar. 2018	4.361	1	GU	120,000.0	Mar. 2008	2
26 Mar. 2018	4.45	1	GV	900,000.0	May 08,Nov 08,Apr 09	2, 15
30 Apr. 2018 – 29 Mar. 2019	0	1	NBIIF	56,949.1	May-Dec 2013 Jan-Mar 2014	18
26 Sept 2018	2.15	1	HL	100,000.0	June 2013	2
2 Apr. 2019-3 Mar. 2020	5.64-6.82	1	CP	46,892.0	1999-2000	1
30 Apr. 2019 – 28 Feb 2020	0	1	NBIIF	17,034.7	May 2014 – Mar 2015	18
3 June 2019	4.40	1	HA	900,000.0	May, June, Sept 09	2, 17
Aug 2019	Floating	1	HP	350,000.0	June 2014	2, 29
1 Apr. 2020-2 Mar. 2021	6.25-6.76	1	CP	53,014.0	2000-2001	1
2 June 2020	4.50	1	HC	1,365,000.0	2010-2011	2, 20
1 Apr. 2021-1 Mar. 2022	6.26-6.70	1	CP	74,784.4	2001-2002	1
3 Dec 2021	3.35	1	HF	900,000.0	Oct, Nov 11, Feb 12	2, 23
9 May 2021	3.04	1	CP	86,575.0	May 2012	8
4 May 2022	1.550	1	HQ	100,000.0	Feb 2015	2
1 Apr. 2022-1 Mar. 2023	5.79-6.51	1	CP	73,185.0	2002-2003	1
2 June 2023	2.85	1	HI	1,000,000.0	Nov 12, Jan/Mar 13	2,25
5 Apr. 2023-1 Mar. 2024	5.37-6.06	1	CP	71,205.0	2003-2004	1
31 Mar. 2024	4.67	1	GP	100,000.0	Mar. 2006	2
3 June 2024	3.65	1	HN	700,000.0	Dec 2013	2, 27
10 Apr. 2025-10 May 2025	4.97-5.10	1	CP	19,188.0	2005	1
25 July 20125	3.47	1	HM	200,000.0	June 2013	2
2 Apr. 2024-10 Jan 2025	5.16-5.83	1	CP	67,087.0	2004-2005	1
27 Dec. 2028	5.65	1	FT	500,000.0	July 98, Feb. 99	2, 3
15 Dec. 2029	5.75-6.29	1	FV	50,000.0	Dec. 1999	4
27 Jan. 2034	5.5	1	GJ	550,000.0	Jan., Nov. 2004	2, 5
19 Mar. 2034	5.15	1	GZ	50,000.0	Mar. 2009	2
26 Sept. 2034	5	1	GW	150,000.0	Sept 2008	2
10 July 2035	4.73	1	CP	50,302.0	2005, 2006-2007	7
26 Sep. 2035	4.65	1	GO	650,000.0	Sept 05, Jan 07	2, 8
26 Mar 2037	4.55	1	GS	900,000.0	Mar. June. Sep. 07	2, 12
26 Mar 2037	4.63	1	CP	7,856.0	Apr. 2007	7
12 Nov. 2037-1 Dec 20137	3.94-3.96	1	CP	79,432.0	Mar 2014	7
26 Sept. 2039	4.8	1	GT	1,200,000.0	2007 – 2010	2, 14
2 June 2039- 1 Mar 2040	4.76-5.13	1	CP	64,307.0	2009-2010	7
5 Apr 2040-3 Dec 2040	4.51-4.96	1	CP	40,360.0	2010	7
3 June 2041	4.80	1	HB	1,000,000,0	2010, 2011,2012	2, 19
10 July 2041	4.4	1	CP	58,458.0	July 2011	7
10 July 2042	3.53	1	CP	41,673.0	July 2012	7
3 June 2043	3.55	1	HH	1,200,000	Jun 12,May-Oct 13, Jan14	2, 16
14 Aug 2045	3.8	1	HO	600,000.0	June, Dec 2014	2, 28
3 June 2055	3.55	1	HG	315,000.0	Jan, Dec. 2012	2, 24
3 June 2065	3.55	1	HK	225,000.0	Mar. 2013	2

Total Canadian Outstanding				17,288,780.8
Total Amount Outstanding				19,392,696.5

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Exhibit "99.1" Current Province of New Brunswick Description

Notes to Funded Debt Outstanding

(1)	Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable. Twenty year bonds redeemable in whole, or in part prior to maturity on not less than 30 days’ notice.

(2)	Non-callable.

(3)	In February 1999, the Province issued an additional $250 million of its Series FT debentures.

(4)	Puttable at par on 15 December 2007 at the option of the note holder with 10 calendar days’ notice. The interest rate is 5.75% to 15 December 2007. After this date, until maturity, the interest rate is 6.29%.

(5)	In November 2004, the Province issued an additional $250 million of its Series GJ debentures.

(6)	In January 2006, the Province issued an additional $300 million of its Series GN debentures.

(7)	Issued to the Canada Pension Plan Investment Board, non negotiable or transferable. Assignable only to a wholly-owned subsidiary of the CPP Investment Board. Thirty year or less bonds redeemable in whole or in part prior to maturity on not less than six days’ notice.

(8)	In January 2007, the Province issued an additional $400 million of its Series GO debentures.

(9)	Canadian $584,750.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series GR 5.20% $500 million US due 21 February 2017. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(10)	Canadian $48,920.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $50 million of Series DU due 15 May 2020. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(11)	Canadian $97,800.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $100 million of Series EI due 1 May 2022. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(12)	The Province issued an additional $300 million in June 2007 and $300 million in September 2007 of its Series GS debentures.

(13)	Canadian $321,390.7 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of Suisse Francs $300 million of Series GY 2.875 % due 4 Mar 2016. Interest is payable annually in Canadian dollars at a fixed rate.

(14)	The Province issued an additional $300 million in May 2008, $300 million in April 2009 and $300 million in March 2010, of its Series GT debentures.

(15)	The Province issued an additional $300 million in November 2008 and $300 million in April 2009, of its Series GV debentures.

(16)	The Province issued an additional $300 million in May 2013, $300 million in October 2013 and $300 million January 2014 of its Series HH debentures.

(17)	The Province issued an additional $300 million in June 2009 and $300 million in September 2009 of its Series HA debentures.

(18)	Issued to the New Brunswick Immigrant Investor Fund (2009) Ltd, non-negotiable or transferable.

(19)	The Province issued an additional $300 million in April 2010, $300 million in February 2011 and $100 million in February 2012 of its Series HB debentures.

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Exhibit "99.1" Current Province of New Brunswick Description
(20)	The Province issued an additional $500 million in May 2010, $300 million in December 2010 and $165 million in February 2011 of its Series HC debentures.

(21)	In August 2010, the Province issued an additional $300 million of its Series GQ debentures.

(22)	Canadian $734,000,000 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series HD 2.75% $750 million US dollars due 15 June 2018. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(23)	The Province issued an additional $300 million in November 2011 and $300 million in February 2012 of its Series HF debentures.

(24)	The Province issued an additional $65 million in January 2012 and $150 million in December 2012 of its Series HG debentures.

(25)	The Province issued an additional $300 million in January 2013 and $300 million in March 2013 of its Series HI debentures.

(26)	Interest is payable quarterly in Canadian dollars at a floating rate.

(27)	The Province issued an additional $300 million in May 2014, of its series HN.

(28)	In December 2014, the Province issued an additional $300 million of its Series HO which was issued in June 2014.

(29)	Canadian $350,000.0 represents the amount payable under an interest rate swap agreement with a counterparty of its Series HP. Interest is payable monthly in Canadian dollars at a floating rate.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the U.S. dollar and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2010 through 2014.

Average of Noon Spot Rates	2010	2011	2012	2013	2014
U.S. Dollar	1.0299	0.9891	0.9996	1.0299	1.1045
Swiss Franc	0.9896	1.1187	1.0662	1.1117	1.2078

Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Department of Finance in their official capacities. The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Department of Finance in their official capacities.

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